1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 1, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2015 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (together the "Group" for the six months ended 30 June 2015. This announcement, containing the full text of the 2015 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. This 2015 interim results announcement of the Company is available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and of the Company at www.chalco.com.cn.

CONTENTS

Corporate Information	2
Market Review	6
Business Review	7
Outlook and Prospects	10
Interim Results	12
Interim Dividend	12
Management's Discussion and Analysis of Financial Conditions and Results of Operations	13
Discussion of Segment Operations	16
Investment of the Company	23
Directors, Supervisors and Senior Management	25
Employees, Pension Plans and Welfare Fund	26
Particulars of Share Capital Structure, Changes and Shareholders	27
Substantial Shareholders with Shareholding of 5% or more	27
Changes in Share	29
Approval of Changes in Share	29
Total Number of Shareholders at the End of the Reporting Period	29
Shareholdings of the Top Ten Shareholders	30
Interests in Shares Held by Directors, Chief Executive and Supervisors	31
Repurchase, Sale and Redemption of the Company's Shares	31
Charge and Pledges on Group Assets	31
External Guarantees Provided by the Company	32
Corporate Governance	35
Code of Conduct for Securities Transactions by the Directors, Supervisors and Relevant Employees	35
Audit Committee	36
Significant Events	37
Independent Review Report	43
Unaudited Interim Condensed Consolidated Financial Statements	45

CORPORATE INFORMATION

1.	Registered name	:	()
	Abbreviation of Chinese	:	()
registered name
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English	:	CHALCO
registered name

2.	First registration date	:	September 10, 2001
	Registered address	:	No. 62 North Xizhimen Street,
Haidian District,
Beijing, the PRC
(Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street,
Haidian District,
Beijing, the PRC
(Postal Code: 100082)
	Principal place of business in	:	6/F, Nexxus Building, 41 Connaught Road, Central,
	Hong Kong		Hong Kong
	Internet website of the	:	http://www.chalco.com.cn
Company
	E-mail of the Company	:	IR@chalco.com.cn

3.	Legal representative	:	Ge Honglin
	Company (Board) secretary	:	Xu Bo
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street,
Haidian District,
Beijing, the PRC
(Postal Code: 100082)
Representative for the
Company's securities related
	affairs	:	Yang Ruijun
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street,
Haidian District,
Beijing, the PRC
(Postal Code: 100082)
Department for corporate
	information and inquiry	:	Office to the Board
Telephone for corporate
	information and inquiry	:	(8610) 8229 8322/8229 8560

4.	Share registrar and transfer office
	H shares	:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

	A shares	:	China Securities Depository and Clearing Company Limited,
Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC

	American Depositary Receipt	:	The Bank of New York Corporate Trust Office
101 Barclay Street, New York,
10286 USA

5.	Places of listing	:	The Stock Exchange of Hong Kong Limited
New York Stock Exchange
Shanghai Stock Exchange

	Sock name	:	CHALCO
	Stock code	:	2600 (HK)
ACH (US)
601600 (PRC)

6.	Principal bankers	:	Industrial and Commercial Bank of China
China Construction Bank

7.	Independent auditors	:	Ernst & Young
Certified Public Accountants
22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Ernst & Young Hua Ming LLP
16/F, Ernst & Young Tower, Oriental Plaza,
1 East Chang'an Avenue, Dongcheng District,
Beijing, the PRC
(Postal Code: 100738)

8.	Legal advisers	:	as to Hong Kong law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong

as to United States law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong

as to PRC law:
Jincheng Tongda & Neal Law Firm
10/F, China World Trade Tower 3,
Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC

The board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") announces the unaudited interim results of the Company and its subsidiaries (together, the "Group") for the six months ended June 30, 2015. On behalf of the Board and all of its employees, the Board would like to express its gratitude to all shareholders for their attention and support to the Company.

MARKET REVIEW

ALUMINA MARKET

In the first half of 2015, the global output of alumina continued to increase while the growth for production capacity slowed down. According to the statistics, the production and consumption of alumina were approximately 58.80 million tonnes and 57.00 million tonnes, respectively. China's output and consumption of alumina were approximately 28.20 million tonnes and 29.77 million tonnes, respectively. Imported alumina was approximately 1.81 million tonnes, representing a period-on-period decrease of 34.40%. As of the end of June, the global capacity utilization rate of alumina was approximately 82.00%, while the domestic capacity utilization rate of alumina was approximately 85.45%.

In the first half of 2015, the price of alumina had been showing a unilateral downward trend at home and abroad since the beginning of the year, given the depressed price of aluminium. The highest international FOB spot price of alumina recorded was USD354 per tonne and the lowest price recorded was USD320 per tonne, with an average price of USD340 per tonne, representing a period-on-period increase of 5.59%. In the domestic market, the highest and lowest spot prices of alumina recorded were RMB2,800 per tonne and RMB2,300 per tonne, respectively, with an average price of RMB2,577 per tonne, representing a period-on-period increase of 5.66%.

PRIMARY ALUMINUM MARKET

In the first half of 2015, the global output of primary aluminum continued to grow and the increase in the output of China's primary aluminum was still higher than that of the international market. According to the statistics, the global output and consumption of primary aluminum were approximately 28.14 million tonnes and 27.83 million tonnes respectively, while those in China were approximately 15.43 million tonnes and 14.72 million tonnes respectively. As at the end of June, the global capacity utilization rate of primary aluminum was approximately 78.60%, while that of China was approximately 82.29%.

In the first half of 2015, the overall global consumption of aluminum was weak and the growth in consumption for the period was not as strong as that in the corresponding period last year. The price of primary aluminum abroad maintained almost the same as that in the corresponding period last year. The overall price of primary aluminum at home hence moved downwards. In the first half of the year, the highest and lowest prices of the three-month aluminum futures at London Metal Exchange (LME) recorded were USD1,978 per tonne and USD1,617 per tonne respectively, with an average price of USD1,801 per tonne, representing a slight period-on-period increase of 0.33%. The highest and lowest prices of the three-month aluminum futures at Shanghai Futures Exchange (SHFE) recorded were RMB13,620 per tonne and RMB12,445 per tonne respectively, with an average price of RMB13,114 per tonne, representing a period-on-period decrease of 2.44%.

BUSINESS REVIEW

In the first half of 2015, in the face of the imbalance between the demand and supply in the domestic aluminum industry and the alarming scenario brought about by the continuous downward trend of the market price for aluminum products, the Company, with stopping losses, overcoming adversities and achieving development through transitions as its goals, spared no efforts in implementing work plans for stopping losses and overcoming adversities and was meticulous in getting all the tasks on key areas done, ensuring that the Company would be able to turn losses into gains.

With great focus placed on its performance targets for its production and operations, the Company has enhanced its benchmarking management, optimized its production and operation, and facilitated the implementation of new projects and important technological innovation projects in a solid fashion, in a bid to ensure that its overall safety and environmental protection performance would remain stable and consistent. In the first half of the year, the output of alumina amounted to 6.29 million tonnes, representing a period-on-period increase of 4.83%; the output of alumina chemicals amounted to 0.99 million tonnes, representing a period-on-period increase of 8.79%; the output of primary aluminum products amounted to 1.74 million tonnes, representing a period-on-period increase of 6.75%; the output of coal amounted to 4.07 million tonnes; and power generation volume (excluding self-supply power plants) amounted to 4,792.86 million kWh.

In respect of management enhancement, the Company has consistently carried out its work on operational transitions in an in-depth manner and strengthened the establishment of benchmark factories through various projects. Priority was given to work on benchmarking for the alumina business while the major consumption indicators were continuously optimized. For the electrolytic aluminum business, costs have been minimized and efficiency has been improved in a holistic scale through the enhanced on-site management. As for the energy business, the Company has mainly focused on operating the business by placing emphasis on safety and stability, prolonging the operating hours of generating units, lowering the consumption of coal in power generation and implementing coal blending and mixed burning, in turns further reducing costs and improving efficiency. In the meantime, the Company embarked on improving the quality and reducing the costs of carbon and attached high importance on enhancing the quality management and control of carbon products. The Company has also organized and commenced labor competitions between teams on cost reduction and efficiency enhancement, standardization of production safety and optimization of alumina packaging. In the first half of the year, the production cost of alumina decreased by approximately 9% period-on-period; the production cost of electrolytic aluminum decreased by approximately 7% period-on-period.

In terms of structural adjustments, the Company has further enhanced the cooperation and communication with the local governments and fostered the fulfillment of external conditions for implementing projects. The first production line of the Guizhou Qingzhen Alumina Project () successfully commenced operation in late April and 40,000 tonnes of alumina were produced in June. The Guizhou Maochang mine () basically met the conditions for trial exploitation. In the first half of the year, 5,952 meters in total was exploited for the Zhongzhou Duancun Leigou project (). The full-scale operation of the alloying of electrolytic aluminum had been commenced and for the first half of the year, the output of alloys increased by 45% period-on-period, while the alloying rate reached 22%.

As far as asset integration is concerned, the Company entered into a capital contribution agreement to acquire 15% equity interests of China Aluminum Mineral Resources Co., Ltd. () through capital contribution, in order to support it to achieve breakthroughs in prospecting in certain mining areas and for certain mining products, share the the experiencee from such achievements and identify new profit growth points for the Company. Baotou Aluminum Company Limited (), a wholly-owned subsidiary of the Company, entered into an asset transfer agreement to acquire the relevant assets and liabilities of the high-purity aluminum plant and the light metal material plant of Baotou Aluminum (Group) Co., Ltd. () in a bid to raise the alloying ratio of electrolytic aluminum of the Company. Further, Chalco Shandong Co., Ltd., (), a wholly-owned subsidiary of the Company, entered into an asset swap agreement to swap its assets except for the electrolytic aluminum production line (mainly carbon assets), the Aluminum Processing Plant, Hospital Ward Building and relevant liabilities with the Bayer Process alumina production line of Shandong Aluminum Company (), a wholly-owned subsidiary of Aluminum Corporation of China. Through such asset integration, the asset management was reorganized and the existing assets were utilized; on 31 July 2015, the Company acquired approximately 13% equity interests of China Rare Earth Co. Ltd. () through capital contribution of RMB400 million.

In technological R&D, the Company conducted a total of eight material technological projects in the first half of the year. As far as alumina is concerned, the project aimed at improving the circulation efficiency has been continuously implemented across the Company, and the circulation efficiency of the majority of the alumina companies were improved as compared with last year. As for electrolytic aluminum, environmentally-friendly aluminum smelting tests have been conducted on an ongoing basis, and the current efficiency were improved significantly as compared with the test tank at the earlier stage and the issues associated with the protection of electrode poles were resolved in an effective manner in the meantime. The Company launched the major technological project for aluminum smelting with better energy efficiency and formulated the industrial trial plan. It has also initiated and commenced the argumentation for the major technological project regarding research and development on the technology for effective exploitation of the underground bauxite mine (with coal reserves) of Shanxi Huaxing.

For marketing and procurement, the Company carried out work with focus on key areas including earning benefits through marketing, procurement costs reduction, capabilities enhancement, risk control and management and foundation reinforcement. The Company has also enhanced the interaction between futures and spot commodities and in turns safeguarded the overall interests of the Company in an effective manner. In terms of the electrolytic aluminum business, the Company has continued to reinforce the management of liquid aluminum and achieved better results in such respect while risk control measures were strictly implemented, including the policy of payment before delivery. The profitability of chemicals including alumina has been further improved through enhancing the application of marketing strategies. Also, the procurement costs have been more greatly reduced via the further implementation of policies such as centralized procurement, execution of individual contracts through competitive negotiation and regional collaborative procurement. In addition, the Company has taken the initiative to foster the integration of logistic resources and expedited the establishment of large-scale logistic systems, so as to reduce logistic costs.

Regarding the fund management, the Company actively preserved normal financing channels to ensure the maintenance of liabilities in a smooth manner. The financing structure was fine-tuned proactively while the scale of the interest-bearing liabilities was controlled in a reasonable fashion, in a bid to improve the structure of short and long term liabilities. The Company tracked the status of the corporate cash flows in a timely manner in accordance with the measures for the management and control of the cash flow budget and achieved a net operating cash flow of RMB2.8 billion in the first half of the year. In addition, the Company seized the opportunities in the capital markets and disposed of certain assets (shares) in a timely manner via agreed transfers and other methods, realizing available funds of RMB1.6 billion. The Company has completed the non-public issuance of A shares and raised proceeds of approximately RMB8.0 billion in total. It was also committed to the rigid management of budgets and investment plans and strictly controlled capital expenditures and management fees, and the capital expenditures and the management fees for the first half of the year were lower than the annual budget for that period.

In the market-oriented reform, the Company has conducted the assessment on the performance of companies that implemented market-oriented reforms in terms of operational targets and determined the targets for the market-oriented reforms of four companies including Zhongzhou Aluminum Co., Ltd. () and timely dismissed or demoted the person in charge of the companies that failed to meet the operational targets for the assessment period or to complete the task of stopping losses and overcoming adversities. The Company continued to carry out tasks of reallocation and job reassignment for the employees, and the number of employees who had been reallocated and whose job had been reassigned is 3,114. Reforms on the distribution system were facilitated and with Fushun Aluminum and Zhongzhou Aluminum as its pilot projects regarding such reforms. In addition, the Company took the initiative to promote the establishment of the operating protection system and the market-oriented reforms for the mining business and developed an independent financial auditing system. The Company also further invested in mining professionals thanks to which the bottlenecks in mining exploitation technologies were tackled in an effective manner and the key performance indicators for mining were therefore improved.

OUTLOOK AND PROSPECTS

In the second half of 2015, the business model of the aluminum industry in the PRC as an industry with high production volumes and products at low prices will continue, while the conditions and challenges surrounding the market will still be daunting. Even so, the Company's annual operational target of turning losses into gains will remain unchanged and the Company will focus on the following tasks:

1.

The Company will unswervingly strive to achieve the annual operational target. The Company will face challenges head-on, fight its way to accomplish the target with determination and will remain diligent in stopping losses. The Company will be courageous in taking on challenges and stand firm at the bottom-line while forcing the implementation of policies from a problem-oriented perspective. It will also step up its efforts in terms of assessment incentives and accountability and enable the full implementation of policies for stopping losses and overcoming adversities.

2.

The Company will further enhance the basic management. Through embarking on the benchmarking that covers all staff members, factors and processes, the Company will enhance its capabilities to tap into its internal potential and continuously carry out measures for benchmarking and reducing costs. The establishment of benchmark factories will be intensified and the basic management level of the Company will be consistently improved. The Company will also step up its internal production and mining units, ensuring that the annual planned targets can be achieved and lead relevant companies to establish benchmark mines, so as to improve the management of mines. The safety and environmental protection accountability system will be implemented in a full-scale manner in order to ensure the effective operations of safety, environmental protection and occupational health systems.

3.

The Company will further enhance the management for marketing and procurement. In the face of even more challenging market conditions, the Company will need to enhance its capabilities for market forecasts and endeavor to achieve efficiency in a fluctuating market. The Company will enhance its customer and supplier management, increase the proportions of direct sales and purchases and actively explore substantial end users of alloys and users of high value-added products. In addition, the Company will fully utilize its cutting edges in terms of the brand and talents and constantly ratchet up its operational capabilities, in turns realizing profits and improving profitability. Efforts in the centralized procurement of bulk raw and auxiliary materials and the policy of execution of individual contracts through competitive negotiation will be further stepped up, the application of e-commerce procurement platform will be improved, procurement in a transparent manner will be facilitated, which will in turn foster cost reduction in procurement. The Company will endeavor to position China Aluminum Logistics Group Corporation () as its new profit growth point, accelerate the innovations in logistic management and actively facilitate the use of intermodal containers for shipping alumina in bulk and the recycling of packages.

4.

The Company will spare no efforts in fostering structural adjustment projects. The Company will intensify its efforts to complete the construction of and put into operation the second production line of Qingzhen Alumina Project () in the third quarter. The construction of the Zhongzhou Aluminum Co., Ltd. 500,000-tonne Alumina Project and the two 660,000-kW generating units at Ningxia Yinxing Power Plant () will be commenced. The Company will step up the production of Guizhou Tanguanyao Project () to achieve an annual production volume of 40,000 tonnes. The Company will also finish the formalities for the production of Maochang mine project () in order to deliver the products as soon as practicable. The Company will maintain the momentum for the construction of Zhongzhou Duancun Leigou Project () in the first half of the year and make further progress.

5.

The Company will strictly manage its funds. Greater efforts will be made to the centralized management of investments and strictly control the capital expenditure in an attempt to record net cash flows from operating activities of RMB6.5 billion for the year. More efforts will be made to resolve the embezzlement of funds in order to improve the utilization efficiency of funds, adjust the financing structure and reduce finance costs. The effective communication and strategic cooperation with major financial institutions will be maintained so as to fully leverage the financing platforms at home and abroad, innovate the financing models, develop financing channels, further enhance the fundraising capabilities, and thus ensure the satisfaction of the Company's capital requirement.

6.

The Company will continue to foster the reallocation and job reassignment of employees and the reforms on the distribution system. The Company will accomplish tasks on the reallocation and job reassignment of employees based on the details, measures and timetable of such tasks determined by taking into account the advice and implementation plans for the same in accordance with the overall planning of the Company for getting rid of the loss-making scenario. The Company will also enhance the formation of teams of mining professionals, propose effective ways and methods for enhancing the identification and management of human resources of mining professionals, optimizing the composition of the mining professional team and resolve the conflicts between the operations of mines and shortage of talents. In addition, the Company will deepen the reforms on the distribution system and the allocation of the total remuneration will give preference to the companies of profitability the business units with sound personnel structure and high productivity and the key personnel, as an attempt to inspire the motivation of the staff.

INTERIM RESULTS

The revenue of the Group was RMB66.087 billion for the six months ended June 30, 2015, representing a decrease of 5.71% compared with the corresponding period of the preceding year. The net profit attributable to the owners of the Company amounted to RMB28 million. Earnings per share attributable to the owners of the Company was RMB0.002.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended June 30, 2015.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read together with the financial information and its notes included in this interim report and other chapters.

BUSINESS SEGMENTS

The Group principally engages in alumina refining, primary aluminum smelting, coal extraction, energy products and trading of related products. Business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of alumina chemicals and metal gallium.

Primary aluminum segment consists of procuring alumina, other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum, and selling them to external customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products, and other aluminum products.

Trading segment is mainly engaged in the trading of alumina, primary aluminum and other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to the internal manufacture plants and external customers.

Energy segment is mainly engaged in the research, development, production and operation of energy products. The major business consists of, inter alia, coal, electricity generation from coal, wind power, photovoltaic power and new energy equipment production. Among its major products, coals are sold to the internal manufacturers of the Group and external customers while electricity is supplied to our own operations or sold to local grid companies.

Corporate and other operating segments include corporate and other aluminum-related research, development, and other activities of the Group.

RESULTS OF OPERATIONS

The Group's net profit attributable to the owners of the parent for the first half of 2015 was RMB28 million, representing a decrease of RMB4,151 million in loss from RMB4,123 million of net loss for the corresponding period of the preceding year. This was mainly attributable to the decrease of production cost of the Group's principal products of approximately 6% to 10% in current period as compared with the corresponding period of the preceding year, as well as increased price of alumina products and gains from partial disposal of shares of Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. () ("Jiaozuo Wanfang"), resulting in turning loss into profit of the Company.

REVENUE

The Group's revenue for the first half of 2015 was RMB66,087 million, representing a decrease of RMB4,005 million or 5.71% from RMB70,092 million of the corresponding period of the preceding year. This was mainly attributable to a decrease in sales volume of trading.

OPERATING COST

Operating cost of the Group was RMB62,746 million for the first half of 2015, representing a decrease of RMB6,771 million or 9.74% from RMB69,517 million of the corresponding period of the preceding year. This was mainly attributable to strict control of costs and expenses in various aspects of the Group, resulting in a decrease in production cost of the principal products to some extent as compared with the corresponding period of the preceding year as well as a decrease in sales volume of trading.

SELLING AND DISTRIBUTION EXPENSES

The Group's selling and distribution expenses for the first half of 2015 were RMB886 million, representing an increase of RMB71 million or 8.71% from RMB815 million of the corresponding period of the preceding year.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the first half of 2015 of the Group were RMB1,219 million, representing a decrease of RMB119 million or 8.89% from RMB1,338 million of the corresponding period of the preceding year.

OTHER GAINS, NET

The Group's other net gains for the first half of 2015 were RMB905 million, representing an increase of RMB693 million or 326.89% from RMB212 million as compared with the corresponding period of the preceding year. This was mainly attributable to gains from partial disposal of shares of Jiaozuo Wanfang.

Affected by the abovementioned major factors, the operating profit of the Group for the first half of 2015 amounted to RMB2,724 million, representing a decrease in loss of RMB4,168 million from the operating loss of RMB1,444 million of corresponding period of the preceding year.

FINANCE COSTS, NET

The Group's net finance costs for the first half of 2015 were RMB2,739 million, representing an increase of RMB52 million or 1.94% from RMB2,687 million of the corresponding period of the preceding year.

SHARE OF PROFITS OF JOINT VENTURES AND ASSOCIATES

The share of profits of joint ventures and associates of the Group in the first half of 2015 amounted to RMB184 million, representing a decrease of RMB152 million or 45.24% from RMB336 million as compared with the corresponding period of the preceding year. This was mainly attributable to a decrease in profit from joint ventures and associates.

INCOME TAX BENEFIT/(EXPENSES)

The Group's income tax benefit for the first half of 2015 was RMB36 million, representing a decrease of RMB487 million from income tax expenses of RMB451 million of the corresponding period of the preceding year. This was mainly attributable to the fact that part of the deferred tax assets recognized in the past years were written down in the corresponding period of the preceding year.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Revenue

The Group's revenue from the alumina segment for the first half of 2015 was RMB16,940 million, representing an increase of RMB1,644 million or 10.75% from RMB15,296 million of the corresponding period of the preceding year. This was mainly attributable to an increase in selling price of the alumina products of the Group and the increase in sales volume.

The revenue from internal sales of the alumina segment for the first half of 2015 was RMB13,427 million, representing an increase of RMB1,119 million or 9.09% from RMB12,308 million of the corresponding period of the preceding year.

The revenue from external sales of the alumina segment for the first half of 2015 was RMB3,513 million, representing an increase of RMB525 million or 17.57% from RMB2,988 million of the corresponding period of the preceding year. This was mainly attributable to an increase in selling price of products of the Group.

Segment Results

The Group's profit in the alumina segment for the first half of 2015 was RMB1,362 million, representing a decrease of loss of RMB1,940 million or 335.64% from the loss of RMB578 million of the corresponding period of the preceding year. This was mainly attributable to an increase in selling price of products and a decrease in cost of sales of the Group.

PRIMARY ALUMINUM SEGMENT

Revenue

The Group's revenue from the primary aluminum segment for the first half of 2015 was RMB20,128 million, representing an increase of RMB1,089 million or 5.72% from RMB19,039 million of the corresponding period of the preceding year.

The revenue from internal sales of the primary aluminum segment for the first half of 2015 was RMB5,792 million, representing an increase of RMB541 million or 10.30% from RMB5,251 million of the corresponding period of the preceding year. This was mainly attributable to an increase in sale of primary aluminum through trading segment.

The revenue from external sales of the primary aluminum segment for the first half of 2015 was RMB14,336 million, representing an increase of RMB548 million or 3.97% from RMB13,788 million of the corresponding period of the preceding year.

Segment Results

The Group's loss in the primary aluminum segment for the first half of 2015 was RMB1,142 million, representing a decrease of loss of RMB1,346 million or 54.10% from the loss of RMB2,488 million of the corresponding period of the preceding year. This was mainly attributable to a decrease in production cost of the Group's products.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment for the first half of 2015 was RMB50,744 million, representing a decrease of RMB4,695 million or 8.47% from RMB55,439 million of the corresponding period of the preceding year.

The revenue from internal sales of the trading segment was RMB4,855 million for the first half of 2015, representing an increase of RMB49 million or 1.02% from RMB4,806 million of the corresponding period of the preceding year.

The revenue from external sales of the trading segment was RMB45,889 million for the first half of 2015, representing a decrease of RMB4,744 million or 9.37% from RMB50,633 million of the corresponding period of the preceding year, among which, the revenue from the external sales of self-produced products was RMB13,848 million, whereas the revenue from the external sales of products from external suppliers was RMB32,041 million.

Segment Results

The profit in the trading segment of the Group was RMB31 million for the first half of 2015, representing a decrease of RMB209 million or 87.08% from the profit of RMB240 million of the corresponding period of the preceding year. This was mainly attributable to an increase in the provisions for impairment of inventories and a decrease in gains from futures of trading segment of the Group during this period.

ENERGY SEGMENT

Revenue

The Group's revenue from the energy segment for the first half of 2015 was RMB2,257 million, representing a decrease of RMB347 million or 13.33% from RMB2,604 million of the corresponding period of the preceding year. This was mainly attributable to the decrease in coal price.

Segment Results

The profit in the energy segment of the Group was RMB232 million for the first half of 2015, representing an increase of RMB63 million or 37.28% from the profit of RMB169 million of the corresponding period of the preceding year. This was mainly attributable to the decrease in production cost of coal products.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from the corporate and other operating segments for the first half of 2015 was RMB162 million, which generally leveled off compared with the corresponding period of the preceding year.

Segment Results

The Group's loss in the corporate and other operating segments for the first half of 2015 was RMB271 million, representing a decrease of loss of RMB905 million or 76.96% from the loss of RMB1,176 million of the corresponding period of the preceding year, mainly attributable to gains from partial disposal of shares of Jiaozuo Wanfang by the Group.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of June 30, 2015, the Group's current assets amounted to RMB68,946 million, representing an increase of RMB5,472 million from RMB63,474 million as of the beginning of the period, mainly attributable to an increase in cash and cash equivalent, inventories and accounts receivable of the Group.

As of 30 June 2015, the Group's cash and cash equivalents amounted to RMB18,093 million, representing an increase of RMB1,824 million from RMB16,269 million as of the beginning of the period.

As of June 30, 2015, the Group's net balance of inventories amounted to RMB23,456 million, representing an increase of RMB1,015 million from RMB22,441 million as of the beginning of the period.

As of June 30, 2015, the Group's current liabilities amounted to RMB85,193 million, representing a decrease of RMB19,043 million from RMB104,236 million as of the beginning of the period, primarily due to the fact that the Group adjusted the structure of long and short-term liabilities by repaying part of the short-term borrowings.

As of June 30, 2015, the current ratio of the Group was 0.81, representing an increase of 0.20 from 0.61 as of the end of 2014, and the quick ratio was 0.49, representing an increase of 0.13 from 0.36 as at the end of 2014.

Non-current Liabilities

As of June 30, 2015, the Group's non-current liabilities amounted to RMB62,770 million, representing an increase of RMB14,002 million from RMB48,768 million as of the beginning of the period, primarily due to the fact that the Group replaced some short-term borrowings by long-term borrowings and debentures.

Debt to asset ratio

As of June 30, 2015, the debt to asset ratio of the Group was 75.62%, representing a decrease of 3.81 percentage points from 79.43% as at the end of 2014.

MEASUREMENT OF FAIR VALUE

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. At present, except that short-term wealth management products, financial assets and liabilities at fair value through profit or loss (including derivatives) and listed long-term investments in available-for-sale financial assets are accounted at fair value, other assets and liabilities are stated at historical cost.

As of June 30, 2015, the amount of commodity futures contracts of the Group recognized as financial assets at fair value through profit or loss decreased by RMB116 million as compared with the end of 2014. The amount of commodity futures and options contracts of the Group recognized as financial liabilities at fair value through profit or loss increased by RMB173 million as compared with the end of 2014.

PROVISION FOR INVENTORY IMPAIRMENT

On June 30, 2015, the Group assessed the net realizable value of its inventories. For the inventory relevant to aluminum products, the assessment was made on the net realizable value of its inventories on the basis of the estimated selling price of the finished goods available for sale with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and electrolytic aluminum enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Company to hold the inventory and the influence of events subsequent to the balance sheet date. For the inventory held by the energy segment, after comprehensively considering the cooperative scheme on production and sale along the chain of the photovoltaic industry, the Group unanimously calculated with the market price for the most recent period.

The provisions for inventory impairment for inventories held as of June 30, 2015 amounted to RMB1,578 million, representing a decrease of RMB466 million as compared with the provisions for impairment of RMB2,044 million as at the end of 2014, among which the net provisions and reversal for the period amounted to RMB579 million, the written-off for the period amounted to RMB1,026 million and the inventory impairment transferred into held for sale disposal group amounted to RMB19 million.

The Company has always adopted the same approach to determine the net realizable value of the inventories and the provisions of inventory impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

For the six months ended June 30, 2015, the Group's accumulated project investment expenditures (excluding equity interest investments) amounted to RMB3,649 million, which mainly consisted of investments in energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

As of June 30, 2015, the Group's capital commitment amounted to RMB47,546 million, of which those contracted but not provided amounted to RMB12,615 million and those authorized but not contracted amounted to RMB34,931 million.

As of June 30, 2015, the Group's investment commitment to joint ventures and associates amounted to RMB1,610 million in total, of which commitment to Guangxi Huazheng Aluminum Co., Ltd. () ("Guangxi Huazheng") accounted for RMB752 million; commitment to Ningxia Yinxing Power Co., Ltd. () ("Yinxing Power") accounted for RMB398 million; commitment to Huaneng Ningxia Energy Co., Ltd. () ("Huaneng Ningxia") accounted for RMB320 million; commitment to Guizhou Chalco Hengtaihe Mining Co., Ltd. () ("Hengtaihe Mining") accounted for RMB75 million; commitment to Guangxi Huazhong Cement Co., Ltd. () ("Guangxi Huazhong") accounted for RMB35 million; commitment to Shanxi Chalco Taiyue New Materials Co., Ltd. () ("Taiyue New Materials") accounted for RMB30 million. In addition, the Group's investment commitment to Chinalco Minerals Resources Co., Ltd. () ("Chinalco Resources") accounted for RMB616 million.

CASH AND CASH EQUIVALENTS

As of June 30, 2015, the Group's cash and cash equivalents amounted to RMB18,093 million, including foreign currency in cash and deposits of RMB1,347.19 million, RMB6.49 million, RMB1.45 million, RMB2.23 million and RMB0.04 million denominated in US dollars, Hong Kong dollars, Euro, Australian dollars and Indonesian Rupiah, respectively.

CASH FLOWS FROM OPERATING ACTIVITIES

For the first half of 2015, the Group's cash inflows generated from operating activities amounted to RMB2,808 million, representing a decrease of RMB1,893 million from the net inflows of RMB4,701 million for the corresponding period of the preceding year, mainly attributable to increase in the Group's inventories and accounts receivable.

CASH FLOWS FROM INVESTING ACTIVITIES

For the first half of 2015, the Group's cash inflows generated from the investing activities amounted to RMB13 million, representing an increase of RMB1,103 million from the net cash outflows of RMB1,090 million for the corresponding period of the preceding year, mainly attributable to the cash inflow from partial disposal of shares of Jiaozuo Wanfang by the Group and redemption of some financial products.

CASH FLOWS FROM FINANCING ACTIVITIES

For the first half of 2015, the Group's net cash outflows used in financing activities amounted to RMB994 million, representing a decrease of RMB6,793 million from the net inflows of RMB5,799 million for the corresponding period of the preceding year, mainly attributable to repayment of certain borrowings of the Group upon completion of non-public issuance of A share with proceeds amounting to approximately RMB8,000 million during the period.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

According to the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited (Zheng Jian Xu Ke (2015) No.684), the non-public issuance of no more than 1,450,000,000 new shares by the Company was approved. In May 2015, the Company completed the additional issuance of 1,379,310,344 RMB-denominated ordinary shares (A shares) with total proceeds of RMB7,999,999,995.20 and net proceeds of RMB7,897,472,064.17 after deduction of all issuance expenses amounting to RMB102,527,931.03.

On May 21, 2015, the Company received the total proceeds of RMB7,999,999,995.20 transferred by Ping An Securities Company, Ltd. ("Ping An Securities"), the lead underwriter. Ernst & Young Hua Ming LLP ("Ernst & Young Hua Ming") verified the proceeds received from the issuance and issued the Capital Verification Report on the Proceeds (Ernst & Young Hua Ming (2015) Yan Zi No. 60968352_A02).

Net proceeds were used for Chalco Xing Xian alumina project and Chalco Zhongzhou Bayer Ore-dressing Process expansion construction project and to supplement the working capital. Among which, proceeds of RMB4,609.93 million were used to swap self-raised funds prepaid to Chalco Xing Xian alumina project; proceeds of RMB1,300.00 million were used to swap self-raised funds prepaid to Chalco Zhongzhou Bayer Ore-dressing Process expansion construction project; the remaining net proceeds of RMB1,987.54 million were used to supplement the working capital of the Company.

The proceeds from the issuance after deduction of issuance expenses will be used for the Chalco Xing Xian alumina project and the Chalco Zhongzhou Bayer Ore-dressing Process expansion construction project and to supplement the working capital. In particular, the proceeds allocated to the Chalco Xing Xian alumina project amounted to RMB4,700,000,000, while those allocated to the Chalco Zhongzhou Bayer Ore-dressing Process expansion construction project amounted to RMB1,300,000,000. The supplemental working capital amounted to RMB2,000,000,000.

In order to facilitate the proceeds investment projects in an effective manner, the Company had made initial investments on the proceeds investment projects of the initial public issuance of shares before the proceeds were in place. As of May 31, 2015, the Company had made an actual investment of RMB7,214,230,000 in advance in the proceeds investment projects by utilizing its self-raised funds. Ernst & Young Hua Ming had verified the investment made in advance into the above proceeds investment projects and issued the Verification Report in Relation to Investments Made to the Proceeds Investment Projects in Advance by Using Self-raised Funds by Aluminum Corporation of China Limited (Ernst & Young Hua Ming (2015) Zhuan Zi No. 60968352_A60) on June 16, 2015. The proceeds from this issuance of the Company swapped with the self-raised funds invested in advance in the proceeds investment projects amounted to RMB5,909,930,000.

For details of this event, please refer to the announcements of the Company dated June 16, 2015 and June 25, 2015.

PROJECTS NOT FUNDED BY PROCEEDS

(1)

The Mining Project of Zhongzhou for the bauxite at Duancun-Leigou (): investment in project construction amounted to RMB1,358 million, and as of the end of June 2015, RMB698 million of capital expenditure had been incurred. The project is expected to satisfy the conditions for trial exploitation at the end of 2015 with 1.60 million tonnes of additional production capacity of bauxite upon completion of the project.

(2)

The underground mining project of the 0-24 line of the Guizhou Maochang mine (): the investment in the project construction amounted to RMB787 million, and as of the end of June 2015, RMB499 million of capital expenditure had been incurred. The project is planned to be completed in 2015 with 1.2 million tonnes of additional production capacity of bauxite.

(3)

The Qingzhen Alumina Project (): investment in project construction amounted to RMB3,800 million, and as of the end of June 2015, RMB1,878 million of capital expenditure had been incurred. The project is expected to be completed in 2015 with 1.60 million tonnes of additional production capacity of alumina, of which 0.80 million tonnes commenced trial production on April 29, 2015.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Ge Honglin was elected as an executive director of the Company at the 2015 first extraordinary general meeting of the Company and he was elected as the chairman of the Board of the Company at the sixteenth meeting of the fifth session of the Board of the Company.

Mr. Liu Caiming was elected as a non-executive director of the fifth session of the Board of the Company at the 2015 first extraordinary general meeting of the Company.

Ms. Chen Lijie was elected as an independent non-executive director of the fifth session of the Board of the Company at the 2015 first extraordinary general meeting of the Company.

Mr. Wu Jianchang resigned from his position as an independent non-executive director of the Company on June 27, 2014 due to his age, with effect from February 26, 2015.

Mr. Wu Zhenfang resigned from his position as an independent non-executive director of the Company on April 2, 2015 due to being under an investigation by the competent authority, with effect from April 2, 2015.

Mr. Hu Shihai was elected as an independent non-executive director of the fifth session of the Board of the Company at the 2014 annual general meeting of the Company.

As at June 30, 2015, members of the fifth session of the Board and the fifth session of the Supervisory Committee are as follows:

Executive directors	:	Ge Honglin, Luo Jianchuan, Liu Xiangmin and Jiang Yinggang

Non-executive directors	:	Liu Caiming and Wang Jun

Independent non-executive directors	:	Ma Si-hang Frederick, Chen Lijie and Hu Shihai

Supervisors	:	Zhao Zhao, Yuan Li and Zhang Zhankui

On July 10, 2015, Mr. Zhao Zhao, the chairman of the Supervisory Committee and Mr. Jiang Yinggang, an executive director and the vice president of the Company, respectively increased their shareholding in the Company with their self-raised funds through the trading system of the Shanghai Stock Exchange, while shareholdings of other directors, supervisors and senior management of the Company remained unchanged. As at the date of this report, Mr. Zhao Zhao and Mr. Jiang Yinggang held 5,100 and 10,000 shares of the Company, respectively.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

As at June 30, 2015, the Group had 70,537 employees. For the first half of 2015, the Group had paid the total remuneration of RMB2,980 million to its employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work injury, pension and other miscellaneous items.

In accordance with the applicable regulations of the PRC, the Company has participated in pension contribution plans organized by the provincial and municipal governments, under which each of the Company's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The amount of contribution from each plant was around 20% of the employees' salary.

PARTICULARS OF SHARE CAPITAL STRUCTURE, CHANGES AND SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As at June 30, 2015, the share capital structure of the Company was as follows:

		As at June 30, 2015
			Percentage to
		Number of	issued share
		shares held	capital
		(in million)	(%)

Holders of A shares		10,959.83	73.54
Among which:	Aluminum Corporation of China ("Chinalco")	4,890.96	32.82
	Baotou Aluminum (Group) Co., Ltd. (Note 1)	238.38	1.60
	Shanxi Aluminum Plant (Note 1)	7.14	0.05
Holders of H shares		3,943.97	26.46

Total		14,903.80	100

Note 1:	These are subsidiaries of and/or enterprises controlled by Chinalco.

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the Directors are aware, as of June 30, 2015, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("Hong Kong SFO") or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Hong Kong SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

Percentage in
the relevant
				class of	Percentage in
Name of substantial	Class of	Number of		issued share	total issued
shareholder	shares	shares held	Capacity	capital	share capital

Chinalco	A shares	4,890,964,006 (L)	Beneficiary owner	44.63% (L)	32.82% (L)
		(Note 1)	and interests
of controlled
corporations
Templeton Asset	H shares	1,127,274,800 (L)	Investment	28.58% (L)	7.56% (L)
Management Ltd.			manager
BlackRock,Inc.	H shares	235,604,329 (L)	Interests of	5.97% (L)	1.58% (L)
		11,712,000 (S)	controlled	0.30% (L)	0.08% (S)
		(Note 2)	corporations

(L)	The letter "L" denotes a long position.

(S)	The letter "S" denotes a short position.

Notes:

1.

These interests included the interest of 4,890,964,006 A shares directly held by Chinalco, and an aggregate interest in 245,518,049 A shares held by various entities controlled by Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd. and 7,140,254 A shares held by Shanxi Aluminum Plant.

2.

These interests were directly held by various corporations controlled by BlackRock, Inc. Among the aggregate interests in the long position in H shares, 1,548,000 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 2,076,000 H shares were held as derivatives.

Save as disclosed above and so far as the Directors are aware, as of June 30, 2015, no other person had an interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Hong Kong SFO and as recorded in the register required to be kept under Section 336 of the Hong Kong SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARE

During the reporting period, the Company had issued 1,379,310,344 A shares by way of non-public offering, thus the total share capital of the Company changed from 13,524,487,892 shares preceding the issuance to 14,903,798,236 shares upon the issuance.

APPROVAL OF CHANGES IN SHARE

On April 24, 2015, the Company received the "Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited* (Zheng Jian Xu Ke (2015) No. 684)" (([2015]684)) issued by the China Securities Regulatory Commission. On June 15, 2015, the Company completed relevant procedure on registration and custody for the non-public issuance of 1,379,310,344 A shares at Shanghai Branch of China Securities Depository and Clearing Corporation Limited.

Please refer to the announcements of the Company dated April 24, 2015, June 16, 2015 and June 25, 2015 for details of relevant matters.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As at June 30, 2015, the Company had 687,681 shareholders, including 686,862 holders of A shares and 819 holders (registered shareholders) of H shares.

SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

Unit: share

				Increase/decrease
		Percentage of		of shares during
	Nature of	total issued	Total number of	the reporting
Name of shareholder	shareholder	shares	shares held	period	Note
		(%)

Chinalco#	State	32.82	4,890,964,006	Decreased by
				323,443,189
HKSCC Nominees Limited	Overseas legal	26.37	3,929,438,355	Increased by
	person			4,853,881
Baotou Aluminum (Group) Co., Ltd.	State-owned legal	1.60	238,377,795	Decreased by
	person			62,840,000
SWS MU Fund Management - ICBC	Domestic non-state-	1.13	169,103,449	Increased by	169,103,449
- Ruilin Private Placement No.4 Asset	owned legal			169,103,449	(Frozen)
Management Plan ( )	person
China Cinda Asset Management Corporation	State-owned legal	0.99	147,253,426	Decreased by
	person			452,746,574
Huaxia Life Insurance Company Limited -	Domestic non-state	0.93	138,889,655	Increased by	138,889,655
Universal Insurance Product (	-owned legal person			138,889,655	(Frozen)
)
Truvalue Asset Management - China Merchants	Domestic non-state	0.93	138,593,103	Increased by	138,593,103
Bank - Pengde Growth No.1 Asset Management Plan	-owned legal person			138,593,103	(Frozen)
()
Tianan Property Insurance Company Limited -	Domestic non-state-	0.93	138,158,621	Increased by	138,158,621
Guarantee Profit No.1	owned legal			138,158,621	(Frozen)
(	person
)
BOSC Asset - Bank of Shanghai - Huifu Deyihaijie	Domestic non-state	0.65	96,531,724	Increased by	96,531,724
No.19 Asset Management Plan	-owned legal			96,531,724	(Frozen)
(	person
)
Pingan Dahua Fund - Pingan Bank - Pingan Dahua	Domestic non-state-	0.56	83,160,432	Increased by	83,160,432
Tianyi Private Placement No.1 Specific Customer	owned legal			83,160,432	(Frozen)
Asset Management Plan	person
(
)

#	This figure does not include the A shares indirectly held by Chinalco through its subsidiaries and/or controlled entities.

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of June 30, 2015, none of the Directors, Chief Executive, or Supervisors and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. For the six months ended June 30, 2015, none of the Directors, Supervisors, senior management or their spouses or children under the age of 18 was granted the right to acquire any shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

During the reporting period, neither the Company nor its subsidiaries purchased or sold any of their shares during the six months ended June 30, 2015.

CHARGE AND PLEDGES ON GROUP ASSETS

As of June 30, 2015, the Group charged and pledged assets including fixed assets, intangible assets, projects under construction, long-term equity investment, inventories and accounts receivable. The aggregate carrying amount of the assets used for charged and pledged was RMB11.9 billion. Meanwhile, bank borrowings of the Group were pledged by letter of credit, receivable rights of future electricity revenue and relevant benefits. For details, please refer to note 11(f) to the financial statements.

EXTERNAL GUARANTEES PROVIDED BY THE COMPANY

As at June 30, 2015, the aggregate balance of the external guarantees provided by the Company and its subsidiaries amounted to RMB7,283 million.

1.

In March 2013, the Company entered into a guarantee contract with China Development Bank, pursuant to which the Company would provide guarantee in respect of a loan of up to RMB1,020 million in total in proportion to its 34% shareholding for Shanxi Jiexiu Xinyugou Coal Co., Ltd. () (hereinafter referred to as "Xinyugou Coal"), a joint venture of the Company. The guarantee period is two years from the date of expiry of the term for performance of loan under the principal contract. As of 30 June 2015, Xinyugou Coal drew down balance of RMB914 million under the contract, of which overdue principal payments amounted to RMB83 million and overdue interest and default interest amounted to RMB31.1976 million. As of 30 June 2015, the guarantee for principal and interest of Xinyugou Coal provided by the Company in proportion to its shareholding amounted to RMB321.37 million.

2.

In February 2014, Shanxi Huasheng Aluminum Co., Ltd. () (hereinafter referred to as "Shanxi Huasheng") entered into a guarantee contract of the maximum amount () with Shanghai Pudong Development Bank Taiyuan Branch, providing guarantee in respect of a loan of up to RMB200 million in total in proportion to its 43.03% shareholding for Huozhou Coal Group Xingshengyuan Coal Co., Ltd. () (hereinafter referred to as "Xingshengyuan Coal"), a joint venture of Shanxi Huasheng. The guarantee period was from the date of expiry of the term for performance of loan to two years from the date of expiry of the term for performance of loan as agreed under the contract for credit. As of 30 June 2015, Xingshengyuan Coal drew down a loan of RMB40.6 million under the contract, and the balance of guarantee provided by Shanxi Huasheng in proportion to its shareholding amounted to RMB17.47 million.

3.

On December 25, 2006, Chalco Ningxia Energy Group Co., Ltd. () (hereinafter referred to as "Ningxia Energy") entered into a guarantee contract with China Construction Bank Yinchuan Xicheng Branch, providing a third-party joint and several liability for RMB35 million out of RMB70 million, the aggregate amount of project loan of Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd. () (as 50% of its original stake held by Ningxia Energy, which was fully transferred to Ningxia Yinxing Energy Co., Ltd. (), a controlling subsidiary of Ningxia Energy in 2014) with a loan term of 14 years. As of 30 June 2015, the balance of the guarantee provided by Ningxia Energy in proportion to its shareholding amounted to RMB35 million.

4.

On January 20, 2012, Ningxia Energy and China Development Bank entered into the Contract of Pledge for Accounts Receivables of RMB Loan, and offered a pledge guarantee in respect of the loan of RMB30 million for Ningxia Power Investment Corporation with a loan term of 12 years. As of 30 June 2015, the balance of the guarantee amounted to RMB14 million and the balance of the guarantee provided by Ningxia Energy amounted to RMB14 million.

5.

In October 2014, Bank of America Beijing Branch issued a standby letter of credit with an aggregate amount of USD100 million to Bank of America Hong Kong Branch, for withdrawal money of Chalco Trading Hong Kong Co., Ltd. (hereinafter referred to as "Trading Hong Kong") under credit granting of Bank of America Hong Kong Branch. Meanwhile, the Company and Bank of America Beijing Branch entered into a letter of credit and undertook to provide joint and several liability guarantee for Trading Hong Kong with a guarantee term ending October 9, 2015. As of 30 June 2015, financing balance of Trading Hong Kong under the contract amounted to USD96 million and the Company provided joint and several liability guarantee in respect of the above amount of USD96 million (equivalent to approximately RMB586.91 million).

6.

In October 2014, DBS Bank Beijing Branch issued a standby letter of credit with an aggregate amount of USD65 million to DBS Bank Singapore Branch for the withdrawal of funds by Trading Hong Kong under the credit granted by DBS Bank Singapore Branch. Meanwhile, China Aluminum International Trading Co., Ltd. (hereinafter referred to as "Chalco Trading") undertook to provide joint and several liability guarantee for Trading Hong Kong for its financing. The guarantee period is the date of expiry of the term for performance of loan. As of 30 June 2015, the joint and several liability guarantee provided by Chalco Trading in favor of Trading Hong Kong amounted to USD65 million (equivalent to approximately RMB397.38 million).

7.	As of 30 June 2015, Ningxia Energy, a controlling subsidiary of the Company, and its subsidiaries provided a guarantee amount of RMB637.4 million mutually.

8.

Chalco Hong Kong Limited and its certain subsidiaries entered into guarantee agreements with Chalco Hong Kong Investment Company Limited in October 2013 and April 2014, pursuant to which, guarantee was provided in favor of the senior perpetual securities issued by Chalco Hong Kong Investment Company Limited of USD350 million and USD400 million in 2013 and 2014 respectively. As of 30 June 2015, Chalco Hong Kong Investment Company Limited issued senior perpetual securities of USD750 million and the same amount of USD750 million (equivalent to approximately RMB4,585.2 million) was guaranteed by Chalco Hong Kong Limited and its certain subsidiaries.

9.

In February 2015, the Company entered into a guarantee contract with the Kunming Branch of Pingan Bank, pursuant to which the Company would provide guarantee in respect of a loan of up to RMB1,000 million in total in proportion to its 60% shareholding for Guizhou Huajin Aluminum Co., Ltd. () (hereinafter referred to as "Guizhou Huajin"). The guarantee period was from the date of expiry of the term for performance of loan to two years from the date of expiry of the term for performance of loan as agreed under the contract for credit. As of 30 June 2015, Guizhou Huajin drew down a loan of RMB347.83 million under the contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB208.7 million.

10.

In April 2015, the Company entered into a guarantee contract with the JIC Leasing (Shanghai) Co., Ltd., pursuant to which the Company would provide guarantee in respect of finance lease of up to RMB500 million in total in proportion to its 60% shareholding for Guizhou Huajin. The guarantee period was from the effective date of the contract to two years from the next day of expiry of the term for performance of loan. As of 30 June 2015, Guizhou Huajin dealt with finance lease of RMB500 million under the contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB300 million.

11.

In April 2015, the Company entered into a guarantee contract of the maximum amount with the Chongqing Branch of China Minsheng Banking Corp., Ltd., pursuant to which the Company would provide a guarantee contract of the maximum amount in respect of financing facilities of up to RMB300 million in total in proportion to its 60% shareholding for Guizhou Huajin. The guarantee period was from the effective date of the contract to two years from the next day of expiry of the term for performance of loan. As of 30 June 2015, Guizhou Huajin dealt with financing of RMB300 million under the contract, and the balance of guarantee provided by the Company in proportion to its shareholding amounted to RMB180 million.

As of June 30, 2015, there are overdue principal payments of RMB83 million and overdue interest and default interest of RMB31.1976 million in the loan provided by the Company to Xinyugou Coal. The possible amount repaid with the principal amount of the loan by the Company in proportion to its shareholding amounted to RMB38.8273 million.

Save as aforesaid, there were no other external guarantees provided by the Company which were required to be disclosed.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

During the reporting period, the Board is of the opinion that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

For clarity, the Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees (the "Required Standards") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 to the Hong Kong Listing Rules. Some employees who are likely to be in possession of unpublished price sensitive information of the Group shall be in compliance with the Required Standards. All Directors, Supervisors and relevant employees, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six months ended June 30, 2015.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to propose the appointment or change of auditors, supervise the implementation of internal auditing system of the Company, be responsible for the communication between internal and external auditing, review and disclose the financial information of the Company, review the system regarding financial examination and control, internal control and risk management of the Company, conduct research subject to other relevant professional events of the Company, and provide viewpoints and suggestions to the Board for reference of decision-making.

As of the date of this report, the Audit Committee of the fifth session of the Board of the Company consists of three independent non-executive Directors, namely Mr. Ma Si-hang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai. Mr. Ma Si-hang, Frederick is the Chairman of the committee.

The Audit Committee and the management have reviewed the accounting policies and practices adopted by the Group and discussed auditing, internal control and financial statements matters, including the review of the unaudited condensed interim financial information for the six months ended June 30, 2015.

In the first half of 2015, the Audit Committee convened five meetings in total, including the tenth meeting of the Audit Committee of the fifth session of the Board held on January 26, 2015 for considering the resolution in relation to the proposed substantial provisions for impairment of assets by the Company; the eleventh meeting of the fifth session of the Audit Committee of the Board held on March 24, 2015 for considering 13 resolutions including the resolution in relation to the 2014 annual financial report of the Company; the twelfth meeting of the Audit Committee of the fifth session of the Board held on April 14, 2015 for considering the 2014 20-F report of the Company; the thirteenth meeting of the Audit Committee of the fifth session of the Board held on April 27, 2015 for considering three resolutions including the resolution in relation to the 2015 first quarterly report of the Company; and the fourteenth meeting of the Audit Committee of the fifth session of the Board held on June 25, 2015 for considering three resolutions including the resolution in relation to the acquisition of high-purity aluminum plant and light metal material plant of Baotou Group by Baotou Aluminum.

SIGNIFICANT EVENTS

1.	CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China (the "Company Law"), the Securities Law of the People's Republic of China (the "Securities Law"), the relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules (the "Shanghai Stock Exchange Listing Rules") and duly performed its corporate governance obligations without being deviated from the relevant requirements issued by China Securities Regulatory Commission. The Company has also strictly complied with the Hong Kong Listing Rules and its latest amendments' requirements in relation to corporate governance. The Company has established a corporate governance structure with clearly defined rights and responsibilities with effective check, balance and coordination. General meetings, board of directors and the supervisory committee safeguarded the interests of investors and shareholders by fulfilling their own responsibilities and operated in compliance with regulations.

The Company will continue to be in strict compliance with the requirements of the regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau, Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange. Through regulatory compliance and strict self-regulation, the Company will continuously improve its various corporate governance systems to further enhance its corporate governance level and internal control system, aiming at protecting the interest of shareholders of the Company, and the Company will maintain consistent, stable and healthy development to bring returns to the society and shareholders through satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, employees, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2.	ASSET TRANSACTIONS

Baotou Aluminum Company Limited (), a wholly-owned subsidiary of the Company, entered into an asset transfer agreement to acquire the relevant assets and liabilities of the high-purity aluminum plant and the light metal material plant of Baotou Aluminum (Group) Co., Ltd. ().

Chalco Shandong Co., Ltd. (), a wholly-owned subsidiary of the Company, entered into an asset swap agreement to swap its assets and relevant liabilities except for the electrolysis production line (mainly carbon assets), the Aluminum Processing Plant and the Hospital Ward Building, with the Bayer Process alumina production line of Shandong Aluminum Company (), a wholly-owned subsidiary of Aluminum Corporation of China.

Please refer to the announcements of the Company dated June 25, 2015 for details of the relevant matters.

3.	DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2014

The non-distribution of the 2014 final dividends of the Company was considered and approved at the 2014 annual general meeting convened on June 25, 2015.

4.	MATERIAL LITIGATION AND ARBITRATION

There was no material litigation and arbitration of the Company during the reporting period.

5.	MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD

Connected transactions related to daily operations

During the reporting period, the total amount of major and continuing connected transactions between the Group and connected persons was approximately RMB8.2 billion, of which purchase transactions amounted to approximately RMB3.2 billion and sales transactions amounted to approximately RMB5 billion (including sale of products and services).

All of the above connected transactions during the reporting period have been conducted under the relevant agreements which have been published by way of announcement. The continuing connected transactions of the Group were mainly transactions between the Company and Chinalco.

Connected transactions related to acquisition and disposal of assets

Baotou Aluminum Company Limited (), a wholly-owned subsidiary of the Company, entered into an asset transfer agreement to acquire the relevant assets and liabilities of the high-purity aluminum plant and the light metal material plant of Baotou Aluminum (Group) Co., Ltd. ().

Chalco Shandong Co., Ltd. (), a wholly-owned subsidiary of the Company, entered into an asset swap agreement to swap its assets and relevant liabilities except for the electrolysis production line (mainly carbon assets), the Aluminum Processing Plant and the Hospital Ward Building, with the Bayer Process alumina production line of Shandong Aluminum Company (), a wholly-owned subsidiary of Aluminum Corporation of China.

Please refer to the announcement of the Company dated June 25, 2015 for details of the matter.

The Company made contributions to Chinalco Mineral Resources Co., Ltd. () to obtain 15% of its equity interests.

Please refer to the announcement of the Company dated June 25, 2015 for details of the matter.

The Company made investment in China Rare Earth Co., Ltd. () to obtain approximately 13% of its equity interests.

Please refer to the announcement of the Company dated August 3, 2015 for details of the matter.

Transfer of loans

There were no connected transaction in relation to the transfers of loans during the reporting period.

6.	PERFORMANCE OF UNDERTAKINGS

The following undertakings by Chinalco were made during or subsisting in the reporting period:

In 2007, the initial issuance of A shares of the Company, Chinalco provided undertakings principally in relation to non-competition in the industry:

The Company will acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares. Once the Company proposes the offer to acquire the pseudo-boehmite business from Chinalco, Chinalco will dispose the above business to the Company at fair price on the principles of fairness and reasonableness.

Up till now, both Shanxi Aluminum Plant, a wholly-owned subsidiary of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business is not among the principal activities of the Company and the pseudo-boehmite business in Shanxi Aluminum Plant of Chinalco was of a small scale, the acquisition of such assets will incur additional cash expenditure and will not improve the Company's performance.

Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio for the time being. The Company and Chinalco will strive to resolve the problem of horizontal competition on pseudo-boehmite business as the opportune time arises with reference to the market situations within five years since January 1, 2014.

7.	OTHER SIGNIFICANT EVENTS

Non-public offering of A shares

On August 24, 2012, the proposal that no more than 1,450 million A shares would be offered in the PRC to qualified legal persons, natural persons, or other legally qualified investors was approved at the 29th meeting of the fourth session of the Board of the Company. On October 12, 2012, the Company received the approval of the proposal from the SASAC. The proposal and its related matters were considered and approved at the 2012 second extraordinary general meeting, 2012 second class meeting for holders of A shares and 2012 second class meeting for holders of H Shares on October 12, 2012. On December 7, 2012, the Public Offering Review Committee of the CSRC reviewed and unconditionally approved the application for the non-public issuance of A shares of the Company. The Company received a reply from China Securities Regulatory Commission on the approval of the non-public offering no more than 1,450 million new shares on March 14, 2013, being effective for six months upon the approval date. In July 2013, due to reasons of the sponsoring institution, the approval on the issuance of additional A shares of the Company was temporarily retrieved by the China Securities Regulatory Commission. On January 4, 2015, the Company officially lodged the Request for Resumption of Approval on Non-public Issuance of Shares of Aluminum Corporation of China Limited to the China Securities Regulatory Commission, and the sponsoring institution, auditor and lawyer also respectively submitted their review opinions on post-meeting events to the China Securities Regulatory Commission. On April 24, 2015, the Company received the Approval in Relation to the Non-public Issuance of Shares by Aluminum Corporation of China Limited (Zheng Jian Xu Ke (2015) No. 684) issued by the China Securities Regulatory Commission. In May 2015, the Company initiated the non-public issuance of shares and completed setting the price through book-building on May 15, 2015 to issue 1,379,310,344 shares to qualified investors with issue price of RMB5.8 per share. Total proceeds amounted to RMB7,999,999,995.20. On May 21, 2015, the total proceeds amounting to approximately RMB8,000 million were transferred to the designated account of the Company. On June 15, 2015, the Company completed relevant procedures on registration and custody for the issuance of 1,379,310,344 new A shares at Shanghai Branch of China Securities Depository and Clearing Corporation Limited.

Please refer to the announcements of the Company dated October 12, 2012, March 14, 2013, April 24, 2015, June 16, 2015 and June 25, 2015 for details of the matters.

Transfer of shares of Jiaozuo Wanfang

On January 22, 2015 and January 23, 2015, the Company decreased its shareholding in Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang") by 4,758,858 shares through the securities exchange system of the Shenzhen Stock Exchange. In March 2015, the Company transferred 100,000,000 shares of Jiaozuo Wanfang to Geo-Jade Petroleum Corporation by way of agreement after the public invitation for potential transferees. On June 25, 2015, the Company transferred 42,550,900 shares of Jiaozuo Wanfang by way of block trading through the securities exchange system of the Shenzhen Stock Exchange. As of the publication date of this report, the Company held 60,142,157 shares of Jiaozuo Wanfang, representing 4.99999% of total share capital of Jiaozuo Wanfang.

Please refer to the announcements of the Company dated January 5, 2015, February 20, 2015, March 2, 2015 and April 21, 2015 as well as simplified reports on equity changes dated January 23, 2015, April 13, 2015 and June 25,2015 prepared by the Company and disclosed by Jiaozuo Wanfang.

INDEPENDENT REVIEW REPORT

To the members of Aluminum Corporation of China Limited
(Established in the People's Republic of China with limited liability)

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Aluminum Corporation of China Limited and its subsidiaries (the "Group") as of 30 June 2015 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting ("IAS 34"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young
Certified Public Accountants

22/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong
27 August 2015

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		30 June	31 December
	Notes	2015	2014
		(Unaudited)	(Audited)

ASSETS

Non-current assets
Intangible assets	6	10,880,203	10,977,959
Property, plant and equipment	6	93,622,390	94,032,375
Land use rights and leasehold land		3,222,846	3,274,428
Investments in joint ventures	7	2,605,009	2,525,747
Investments in associates	7	3,877,835	4,840,968
Available-for-sale financial assets		132,670	74,850
Deferred tax assets		1,090,969	952,057
Other non-current assets		11,298,024	12,479,204

Total non-current assets		126,729,946	129,157,588

Current assets
Inventories		23,455,747	22,441,448
Trade and notes receivables	8	6,739,333	5,312,575
Financial assets at fair value through profit or loss		5,418	120,901
Available-for-sale financial assets		4,211,810	4,635,600
Restricted cash and time deposits		2,025,170	1,663,590
Cash and cash equivalents		18,092,812	16,268,600
Other current assets		14,224,634	13,031,669

		68,754,924	63,474,383

Assets of a disposal group classified as held for sale	9	191,190	-

Total current assets		68,946,114	63,474,383

Total assets		195,676,060	192,631,971

EQUITY AND LIABILITIES

Equity
Equity attributable to the owners of the parent
Share capital	10	14,903,798	13,524,488
Other reserves		26,150,074	19,640,292
Accumulated losses
- proposed final dividend	20	-	-
- others		(4,861,516)	(4,889,093)

		36,192,356	28,275,687

Non-controlling interests		11,520,626	11,353,155

Total equity		47,712,982	39,628,842

Non-current liabilities
Interest-bearing loans and borrowings	11	58,949,195	44,769,211
Deferred tax liabilities		1,051,545	1,061,265
Other non-current liabilities		2,769,664	2,937,087

Total non-current liabilities		62,770,404	48,767,563

Current liabilities
Financial liabilities at fair value through profit or loss		202,059	29,384
Interest-bearing loans and borrowings	11	55,897,199	75,167,251
Other payables and accrued expenses		12,163,268	13,211,160
Trade and notes payables	13	16,832,361	15,748,351
Income tax payable		84,617	79,420

		85,179,504	104,235,566

Liabilities of a disposal group classified as held for sale	9	13,170	-

Total current liabilities		85,192,674	104,235,566

Total liabilities		147,963,078	153,003,129

Total equity and liabilities		195,676,060	192,631,971

Net current liabilities		16,246,560	40,761,183

Total assets less current liabilities		110,483,386	88,396,405

The accompanying notes are an integral part of the financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the six months
		ended 30 June

	Notes	2015	2014
		(Unaudited)	(Unaudited)

Revenue	5	66,087,169	70,092,022
Cost of sales		(62,745,776)	(69,517,084)

Gross profit		3,341,393	574,938

Selling and distribution expenses	14	(885,825)	(814,651)
General and administrative expenses	15	(1,219,192)	(1,338,418)
Research and development expenses		(83,180)	(87,036)
Impairment loss on property, plant and equipment		-	(267,079)
Government grants	16	666,300	275,564
Other gains, net	16	904,905	212,470

Operating profit/(loss)		2,724,401	(1,444,212)

Finance income	17	389,628	529,203
Finance costs	17	(3,129,097)	(3,215,795)
Share of profits of:
Joint ventures	7	60,332	77,676
Associates	7	123,353	258,432

Profit/(Loss) before income tax		168,617	(3,794,696)

Income tax benefit/(expense)	18	36,486	(451,092)

Profit/(Loss) for the period		205,103	(4,245,788)

Profit/(Loss) attributable to:
Owners of the parent		27,577	(4,123,432)
Non-controlling interests		177,526	(122,356)

		205,103	(4,245,788)

Basic and diluted earnings/(losses) per share
attributable to ordinary equity holders
of the parent (expressed in RMB per share)	19	0.002	(0.30)

Other comprehensive (loss)/income to be reclassified to
profit or loss in subsequent periods, net of tax:
Gain on available-for-sale financial assets		57,820	-
Share of other comprehensive income of an associate		4,658	-
Exchange differences on translation
of foreign operations		(79,249)	74,807

Total other comprehensive (loss)/income
for the period, net of tax		(16,771)	74,807

Total comprehensive income/(loss) for the period		188,332	(4,170,981)

Total comprehensive income/(loss) for the period
attributable to:
Owners of the parent		10,806	(4,048,625)
Non-controlling interests		177,526	(122,356)

		188,332	(4,170,981)

Details of the dividends proposed for the six months ended 30 June 2015 are disclosed in note 20 to the financial statements.

The accompanying notes are an integral part of the financial statements.

Ge Honglin	Xie Weizhi

Director	Chief Financial Officer

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

Attributable to owners of the parent

Capital reserves

							Foreign
			Other	Statutory		Available-	currency			Non-
	Share	Share	capital	surplus	Special	for-sale	translation	Accumulated		controlling	Total
	capital	premium	reserves	reserve	reserve	reserve	reserve	losses	Total	interests	equity

At 1 January 2015	13,524,488	13,098,082	674,094	5,867,557	187,858	-	(187,299)	(4,889,093)	28,275,687	11,353,155	39,628,842

Profit for the period	-	-	-	-	-	-	-	27,577	27,577	177,526	205,103

Other comprehensive
loss for the period,
net of tax
Gain on available-for-sale
financial assets	-	-	-	-	-	57,820	-	-	57,820	-	57,820
Share of other
comprehensive income
of an associate	-	-	-	-	-	4,658	-	-	4,658	-	4,658
Exchange differences
on translation
of foreign operations	-	-	-	-	-	-	(79,249)	-	(79,249)	-	(79,249)

Total comprehensive
income/(loss)	-	-	-	-	-	62,478	(79,249)	27,577	10,806	177,526	188,332

Issuance of shares (note 10)	1,379,310	6,518,162	-	-	-	-	-	-	7,897,472	-	7,897,472
Capital injection
from non-controlling
shareholders	-	-	-	-	-	-	-	-	-	111,000	111,000
Other appropriations	-	-	-	-	6,978	-	-	-	6,978	29,235	36,213
Share of reserves of a joint
venture and associates	-	-	-	-	1,413	-	-	-	1,413	-	1,413
Senior perpetual securities'
distribution	-	-	-	-	-	-	-	-	-	(147,302)	(147,302)
Dividends paid by subsidiaries
to non-controlling
shareholders	-	-	-	-	-	-	-	-	-	(2,988)	(2,988)

At 30 June 2015
(Unaudited)	14,903,798	19,616,244	674,094	5,867,557	196,249	62,478	(266,548)	(4,861,516)	36,192,356	11,520,626	47,712,982

Attributable to owners of the parent

Capital reserves

			Other	Statutory		Exchange			Non-
	Share	Share	capital	surplus	Special	fluctuation	Retained		controlling	Total
	capital	premium	reserves	reserve	reserve	reserve	earnings	Total	interests	equity

At 1 January 2014	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,327,787	44,357,725	9,344,394	53,702,119

Loss for the period	-	-	-	-	-	-	(4,123,432)	(4,123,432)	(122,356)	(4,245,788)

Other comprehensive income
for the period, net of tax
Exchange differences on translation of
foreign operations	-	-	-	-	-	74,807	-	74,807	-	74,807

Total comprehensive income/(loss)	-	-	-	-	-	74,807	(4,123,432)	(4,048,625)	(122,356)	(4,170,981)

Release of deferred government subsidies	-	-	20,000	-	-	-	-	20,000	-	20,000
Issuance of senior perpetual securities, net of issuance costs	-	-	-	-	-	-	-	-	2,461,813	2,461,813
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	52,040	52,040
Other appropriations	-	-	-	-	60,960	-	-	60,960	35,948	96,908
Share of change in an associate due to passive equity dilution	-	-	(18,013)	-	-	-	-	(18,013)	-	(18,013)
Senior perpetual securities' distribution	-	-	-	-	-	-	-	-	(76,433)	(76,433)
Dividends paid by subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	(38,462)	(38,462)
Share of reserves of associates	-	-	-	-	2,479	-	-	2,479	-	2,479

At 30 June 2014 (Unaudited)	13,524,488	13,098,082	646,999	5,867,557	209,639	(176,594)	7,204,355	40,374,526	11,656,944	52,031,470

The accompanying notes are an integral part of the financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 June 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the six months
		ended 30 June

	Notes	2015	2014
		(Unaudited)	(Unaudited)

Net cash flows from operating activities	21	2,807,712	4,701,406

Investing activities

Purchases of intangible assets		(8,919)	(283,275)
Purchases of property, plant and equipment		(4,060,068)	(3,194,812)
Purchases of land use rights and leasehold land		-	(295,045)
Proceeds from disposal of property, plant and equipment		46,572	182,426
Proceeds from disposal of intangible assets		-	6,503
Proceeds from partial disposal of an associate		1,615,050	7,993
Collection of considerations from disposal of aluminum
fabrication segment and Alumina Production Line of
Guizhou Branch		1,568,950	3,640,143
Interest received from unpaid disposal proceeds		228,277	500,213
Investments in joint ventures	7	(10,200)	-
Investments in associates	7	(8,000)	(27,108)
Decrease/(increase) of short-term investments		423,790	(1,973,355)
Investment income from short-term investments and
futures, options and forward contracts		227,448	89,986
Dividend received		44,176	20,000
Decrease/(increase) in restricted cash		5,898	(7,000)
Change in deposit of future and option contracts		(83,551)	5,954
Payment for acquisition of a subsidiary in preceding year		-	(36,756)
Loans to related parties		(40,000)	(340,000)
Loans repaid by related parties		30,951	559,106
Loan repaid by a third party		-	20,680
Receipt of government grants		32,615	34,772

Net cash flows from/(used in) investing activities		12,989	(1,089,575)

Financing activities

Proceeds from issuance of short-term bonds and
medium-term notes, net of issuance costs		12,895,825	22,932,500
Proceeds from issuance of senior perpetual securities,
net of issuance costs		-	2,461,813
Senior perpetual securities' distribution paid		(147,302)	(76,433)
Repayments of medium-term notes and short-term bonds		(16,000,000)	(13,000,000)
Drawdown of short-term and long-term bank and
other loans		27,456,670	33,883,934
Repayments of short-term and long-term bank and
other loans		(32,354,918)	(38,114,061)
Proceeds from finance lease under sale and leaseback
contracts, net of deposit and transaction costs		2,590,500	798,840
Capital elements of finance lease rental payment		(177,025)	(209,371)
Proceeds from government subsidies		-	21,000
Proceeds from issuance of A shares, net of issuance cost		7,897,472	-
Capital injection from non-controlling shareholders		111,000	52,040
Dividends paid by subsidiaries to non-controlling
shareholders		(19,554)	-
Interest paid		(3,246,535)	(2,946,395)
Others		-	(4,643)

Net cash flows (used in)/from financing activities		(993,867)	5,799,224

Net increase in cash and cash equivalents		1,826,834	9,411,055

Net foreign exchange differences		(2,622)	30,965

Cash and cash equivalents of a disposal group classified
as held for sale		-	(300)
Cash and cash equivalents at beginning of the period		16,268,600	11,381,695

Cash and cash equivalents at 30 June		18,092,812	20,823,415

The accompanying notes are an integral part of the financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2015
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources and coal mining, the production and distribution of carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products and coal products.

The Company is a joint stock company which was incorporated on 10 September 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company of the Company is Aluminum Corporation of China () ("Chinalco"), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

The interim condensed consolidated financial statements are presented in thousands of Renminbi ("RMB") unless otherwise stated.

The interim condensed consolidated financial statements have not been audited.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2015 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2014.

Going concern

As at 30 June 2015, the Group's current liabilities exceeded its current assets by approximately RMB16,247 million (31 December 2014: RMB40,761 million). The directors of the Company have considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflows from operating activities in 2015 and 2016;

*

Unutilised banking facilities of approximately RMB97,681 million as at 30 June 2015, of which amounts totaling RMB49,975 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

(b)	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2014, except for the adoption of new and revised International Financial Reporting Standards ("IFRSs") (which include all International Financial Reporting Standards, International Accounting Standards, and Interpretations and amendments) that are effective from 1 July 2014. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2015, they do not have a material impact on the annual consolidated financial statements of the Group or the interim condensed consolidated financial statements of the Group.

New and revised IFRSs adopted by the Group

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions independent of the number of years of service, an entity is permitted to recognise such contributions as reduction in the service cost in the period in which the service is rendered, instead of allocating the contribution to the periods of service. This amendment is effective for annual periods beginning on or after 1 July 2014. This amendment is not relevant to the Group, since none of the entities within the Group has defined benefit plans with contributions from employees or third parties.

Annual Improvements 2010-2012 Cycle

These improvements are effective from 1 July 2014 and the Group has applied these amendments for the first time in these interim condensed consolidated financial statements. They include:

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

*

An entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are 'similar';

*

The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

The Group has not applied the aggregation criteria in IFRS 8.12. The Group has presented the reconciliation of segment assets to total assets in previous periods and continues to disclose the same Note 5 to these financial statements as the reconciliation is reported to the chief operating decision maker for the purpose of her decision making.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortisation is the difference between the gross and carrying amounts of the asset. The Group did not record any revaluation adjustments during the current interim period.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is not relevant for the Group as it does not receive any management services from other entities.

Annual Improvements 2011-2013 Cycle

These improvements are effective from 1 July 2014 and the Group has applied these amendments for the first time in these interim condensed consolidated financial statements. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

*	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3

*	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself

This amendment has no impact on the Group.

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). This amendment has no impact on the Group.

IAS 40 Investment Property

The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or a business combination. This amendment has no impact on the Group.

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were consistent with those that applied to the consolidated financial statements for the year ended 31 December 2014.

4.	FINANCIAL RISK MANAGEMENT

4.1	Financial risk management

(a)	Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2014.

There have been no changes in the risk management department or in any risk management policies since last year end. Compared to last year end, there was no material change in the status of market risk and credit risk.

(b)	Liquidity risk

Compared to 31 December 2014, there was no material change in the contractual undiscounted cash outflows for financial liabilities, except for the net decrease in short-term loans and borrowings amounting to RMB15,147 million and the addition and the repayment of long-term loans and borrowings amounting to RMB16,994 million and RMB6,937 million, respectively.

As at 30 June 2015, the Group had total banking facilities of approximately RMB182,379 million, of which amounts totaling RMB84,698 million have been utilised as at 30 June 2015. Banking facilities of approximately RMB49,975 million will be subject to renewal within the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at 30 June 2015, the Group had credit facilities through its primary aluminum futures agent at the London Metal Exchange amounting to USD120 million (equivalent to RMB734 million) (31 December 2014: USD120 million (equivalent to RMB734 million)), of which USD50 million (equivalent to RMB303 million) (31 December 2014: USD57 million (equivalent to RMB346 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

4.2	Financial instruments

Fair values

Set out below are the carrying amounts and fair values of financial instruments as at 30 June 2015:

	Carrying amount	Fair value

Financial assets
Current
Trade and notes receivables	6,739,333	6,739,333
Financial assets at fair value through profit or loss	5,418	5,418
Restricted cash and time deposits	2,025,170	2,025,170
Cash and cash equivalents	18,092,812	18,092,812
Available-for-sale financial assets	4,211,810	4,211,810
Financial assets included in other current assets	7,272,388	7,272,388

	38,346,931	38,346,931

Non-current
Available-for-sale financial assets	132,670	132,670
Financial assets included in other non-current assets	6,774,299	6,935,602

	6,906,969	7,068,272

	45,253,900	45,415,203

Financial liabilities
Current
Financial liabilities at fair value through profit or loss	202,059	202,059
Interest-bearing loans and borrowings	55,897,199	55,897,199
Financial liabilities included in other payables and
accrued expenses	8,352,281	8,352,281
Trade and notes payables	16,832,361	16,832,361

	81,283,900	81,283,900

Non-current
Interest-bearing loans and borrowings	58,949,195	58,733,160
Financial liabilities included in other non-current
liabilities	788,897	788,897

	59,738,092	59,522,057

	141,021,992	140,805,957

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's and the Company's financial instruments:

Assets measured at fair value

As at 30 June 2015	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial assets at fair value through
profit or loss:
Futures contracts	5,418	-	-	5,418
Available-for-sale financial assets:
Available-for-sale financial assets
measured at fair value	59,820	-	-	59,820
Bank financial products	-	4,211,810	-	4,211,810

	65,238	4,211,810	-	4,277,048

Financial liabilities at fair value
through profit or loss:
Futures contracts	77,634	-	-	77,634
European options contracts	-	124,425	-	124,425

	77,634	124,425	-	202,059

During the six-month period ended 30 June 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The fair values of the investment in bank financial products have been calculated based on the principal and the yield rates quoted from fund management as the reporting date.

5.	REVENUE AND SEGMENT INFORMATION

	(a)	Revenue

	For the six months ended 30 June

	2015	2014

Sales of goods (net of value-added tax)	64,844,058	68,724,472
Other revenue	1,243,111	1,367,550

	66,087,169	70,092,022

Other revenue primarily includes revenue from the sale of scrap and other materials, the supply of heat and water and the provision of machinery processing, transportation, packing and other services.

(b)	Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The presidents consider the business from a product perspective comprising alumina, primary aluminum and energy for the Group's manufacturing business, which is identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the presidents is consistent with that applied to the consolidated financial statements for the year ended 31 December 2014. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

*

The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

*

The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

*

The energy segment, which consists of research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers, electricity used within the Group and by regional power grid corporations.

*

The trading segment, which mainly engages in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

*	Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

	For the six months ended 30 June 2015

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Total revenue	16,939,738	20,128,205	2,256,771	50,744,124	162,412	(24,144,081)	66,087,169
Inter-segment revenue	(13,427,301)	(5,792,493)	(58,158)	(4,854,893)	(11,236)	24,144,081	-

Sales of self-produced products				13,847,843
Sales of products sourced from				32,041,388
external suppliers
Revenue from external customers	3,512,437	14,335,712	2,198,613	45,889,231	151,176	-	66,087,169

Segment profit/(loss) before
income tax	1,362,329	(1,142,056)	231,830	31,374	(270,552)	(44,308)	168,617

Income tax benefit							36,486

Profit for the period							205,103

Other items:
Finance income	81,465	18,482	21,031	124,876	143,774	-	389,628
Finance costs	(568,003)	(710,952)	(497,168)	(265,433)	(1,087,541)	-	(3,129,097)
Share of profits of joint ventures	-	-	7,854	-	52,478	-	60,332
Share of (losses)/profits of associates	-	(1,384)	132,182	-	(7,445)	-	123,353
Amortisation of land use rights and
leasehold land	(24,139)	(16,270)	(6,763)	(7)	(673)	-	(47,852)
Depreciation and amortisation
excluding the amortisation of land
use rights and leasehold land	(1,629,898)	(1,290,376)	(592,818)	(7,089)	(44,431)	-	(3,564,612)
Gain/(loss) on disposal of property,
plant and equipment	4,608	12,930	3,601	-	(13)	-	21,126
Government Grants	31,921	587,840	38,226	864	7,449	-	666,300
Reversal of/(provision for)
impairment of inventories	191,206	(670,448)	-	(99,617)	-	-	(578,859)
Reversal of impairment of
receivables, net of bad debts
recovered	1,500	267	3,761	5,850	-	-	11,378

Additions during the period
Investment in associates	8,000	-	45,000	-	-	-	53,000
Investment in joint ventures	-	-	10,200	-	-	-	10,200
Intangible assets	-	30	8,644	245	-	-	8,919
Property, plant and
equipment (Note)	2,321,172	363,021	1,001,371	5,147	9,992	-	3,700,703

Note:	The additions in property, plant and equipment under sale and leaseback contracts are not included.

	For the six months ended 30 June 2014

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Total revenue	15,295,843	19,038,731	2,603,594	55,439,308	162,310	(22,447,764)	70,092,022
Inter-segment revenue	(12,307,695)	(5,250,663)	(68,920)	(4,805,572)	(14,914)	22,447,764	-

Sales of self-produced products				13,613,312

Sales of products sourced from
external suppliers				37,020,424

Revenue from external customers	2,988,148	13,788,068	2,534,674	50,633,736	147,396	-	70,092,022

Segment (loss)/profit before
income tax	(577,909)	(2,488,007)	168,536	239,851	(1,176,273)	39,106	(3,794,696)

Income tax expense							(451,092)

Loss for the period							(4,245,788)

Other items:
Finance income	104,868	21,699	21,637	99,531	281,468	-	529,203
Finance costs	(491,144)	(616,054)	(559,803)	(231,388)	(1,317,406)	-	(3,215,795)
Share of profits of joint ventures	-	-	59,450	-	18,226	-	77,676
Share of profits/(losses) of associates	-	-	231,518	(7)	26,921	-	258,432
Amortisation of land use rights and
leasehold land	(17,845)	(13,403)	(6,309)	(8)	(673)	-	(38,238)
Depreciation and amortisation
excluding the amortisation of land use
rights and leasehold land	(1,607,142)	(1,413,350)	(575,050)	(4,482)	(58,620)	-	(3,658,644)
Gain/(loss) on disposal of property,
plant and equipment	3,674	9,227	239	-	(6)	-	13,134
Impairment loss on property,
plant and equipment	(267,079)	-	-	-	-	-	(267,079)
(Provision for)/reversal of
impairment of inventories	(163,107)	(5,604)	-	(5,554)	-	-	(174,265)
Reversal of/(provision for) impairment
of receivables, net of bad debts
recovered	11,678	201	(23,231)	-	-	-	(11,352)

Additions during the period
Intangible assets	8,403	-	3,962	76	872	-	13,313
Land use rights and leasehold land	-	284,514	9,764	-	-	-	294,278
Property, plant and equipment (Note)	1,065,717	1,121,481	945,810	65,711	36,916	-	3,235,635

Note:	The additions in property, plant and equipment under sale and leaseback contracts are not included.

					Corporate
					and other
		Primary			operating
	Alumina	aluminum	Energy	Trading	segments	Total

As at 30 June 2015

Segment assets	87,343,707	34,221,829	37,695,041	22,423,500	32,610,561	214,294,638

Reconciliation:
Elimination of inter-segment						(19,351,772)
receivables
Other elimination						(414,314)

Unallocated:
Deferred tax assets						1,090,969
Prepaid income tax						56,539

Total assets						195,676,060

Segment liabilities	45,411,691	32,050,584	25,255,206	18,452,223	45,008,984	166,178,688

Reconciliation:
Elimination of intersegment						(19,351,772)
payables

Unallocated:
Deferred tax liabilities						1,051,545
Income tax payable						84,617

Total liabilities						147,963,078

					Corporate
					and other
		Primary			operating
	Alumina	aluminum	Energy	Trading	segments	Total

As at 31 December 2014
(Audited)

Segment assets	72,961,013	47,975,368	36,855,105	20,890,288	25,990,507	204,672,281

Reconciliation:
Elimination of inter-segment						(12,871,264)
receivables
Other elimination						(370,006)

Unallocated:
Deferred tax assets						952,057
Prepaid income tax						248,903

Total assets						192,631,971

Segment liabilities	43,956,572	33,064,438	24,686,868	17,126,630	45,899,200	164,733,708

Reconciliation:
Elimination of inter-segment						(12,871,264)
payables

Unallocated:
Deferred tax liabilities						1,061,265
Income tax payable						79,420

Total liabilities						153,003,129

The Group mainly operates in the Mainland China. Geographical information on operating segments is as follows:

	For the six months ended 30 June

	2015	2014

Segment revenue from external customers
- Mainland China	64,367,782	68,761,476
- Outside of Mainland China	1,719,387	1,330,546

	66,087,169	70,092,022

	30 June	31 December
	2015	2014
		(Audited)

Non-current assets (excluding financial assets and
deferred tax assets)
- Mainland China	116,460,871	119,289,197
- Outside of Mainland China	2,271,137	448,362

	118,732,008	119,737,559

For the six months ended 30 June 2015, revenues of approximately 13,991 million (for the six months ended 30 June 2014: RMB11,852 million) are derived from entities directly or indirectly owned or controlled by the PRC government, including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There is no other individual customer with transactions of more than 10% of the Group's revenue during the period ended 30 June 2015.

6.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

	Intangible assets

			Mineral	Computer		Property,
		Mining	exploration	software		plant and
	Goodwill	rights	rights	and others	Total	equipment

Net book amounts as at 1 January 2015	2,345,057	7,121,134	1,312,222	199,546	10,977,959	94,032,375
Additions (Note)	-	-	-	8,919	8,919	6,300,703
Transfer from property, plant and	-	12,983	-	-	12,983	(12,983)
equipment to intangible assets
Transfer from property, plant and	-	-	-	-	-	(133)
equipment to land use rights and leasehold land
Transfer from property, plant and	-	-	-	-	-	(68,952)
equipment to asset of a disposal group
classified as held for sale
Disposals (Note)	-	-	-	-	-	(3,209,119)
Amortisation and depreciation	-	(101,784)	-	(15,702)	(117,486)	(3,419,401)
Currency translation differences	(92)	(897)	(1,183)	-	(2,172)	(100)

Net book amounts as at 30 June 2015	2,344,965	7,031,436	1,311,039	192,763	10,880,203	93,622,390

Note:

The disposals and additions of property, plant and equipment include the disposals under the following sale and leaseback contracts entered into during the period amounted to RMB3,046 million (for the six months ended 30 June 2014: RMB0.87 million), and additions under the sale and leaseback contracts in the period amounted to RMB2,600 million (for the six months ended 30 June 2014: RMB0.87 million).

Pursuant to the sale and leaseback contract signed on 26 June 2015 between Shanxi branch of the Company* ("Shanxi Branch") () and CCB Financial Leasing Co., Ltd.* ("CCBFL") (), Shanxi Branch sold machinery with the net carrying amount of RMB1,859 million (Cost: RMB3,112 million) to CCBFL at consideration of RMB1,500 million, and leased back the machinery under finance lease with the lease term of five years. The minimum lease payment of the finance lease was RMB1,737 million. The machinery is recorded at the inception of the lease at the lower of the fair value of the machinery and the present value of the minimum lease payment amounting to RMB1,500 million and depreciated over the estimated useful lives of the machinery. As at 30 June 2015, the net carrying amount of the machinery under finance lease is RMB1,500 million. By the end of the lease term, the ownership of the machinery shall be transferred to Shanxi Branch.

Pursuant to the sale and leaseback contract signed on 23 April 2015 between Guangxi Branch* ("Guangxi Branch") () and Shenzhen Haotian Financial Leasing Co., Ltd.* ("Haotian") (), Guangxi Branch sold machinery with the net carrying amount of RMB487 million (Cost: RMB967 million) to Haotian at consideration of RMB400 million, and leased back the machinery under finance lease with the lease term of five years. The minimum lease payment of the finance lease was RMB467 million. The machinery is recorded at the inception of the lease at the lower of the fair value of the machinery and the present value of the minimum lease payment amounting to RMB400 million and depreciated over the estimated useful lives of the machinery. From the inception of the lease to 30 June 2015, the depreciation amount of the machinery under finance lease is RMB9 million. As at 30 June 2015, the net carrying amount of the machinery under finance lease is RMB391 million. By the end of the lease term, the ownership of the machinery shall be transferred to Guangxi Branch at consideration of RMB100.

Pursuant to the sale and leaseback contract signed on 14 February 2015 between Guizhou Huajin Aluminum Co., Ltd*. ("Guizhou Huajin") (), a subsidiary of the Company, and Chongqing Transportation Equipment Financing Lease Co., Ltd* ("Chongqing Transportation") (), Guizhou Huajin sold machinery in process of construction with the net carrying amount of RMB200 million to Chongqing Transportation at consideration of RMB200 million, and leased back the machinery in process of construction under finance lease with lease term of five years. The minimum lease payment of the finance lease was RMB268 million. The machinery in process of construction is recorded at the inception of the lease at the lower of the fair value of the machinery in process of construction and the present value of the minimum lease payment amounting to RMB200 million and will depreciate upon available for use. As at 30 June 2015, the net carrying amount of the machinery under finance lease is RMB200 million. By the end of the lease term, the ownership of the machinery shall be transferred to Guizhou Huajin at consideration of RMB1.

Pursuant to the sale and leaseback contract signed on 17 April 2015 between Guizhou Huajin and JIC Leasing (Shanghai) Co., Ltd.* ("JIC") (), Guizhou Huajin sold machinery in process of construction with the net carrying amount of RMB500 million to JIC at consideration of RMB500 million, and leased back the machinery in process of construction under finance lease with lease term of five years. The minimum lease payment of the finance lease was RMB627 million. The machinery in process of construction is recorded at the inception of the lease at the lower of the fair value of the machinery in process of construction and the present value of the minimum lease payment amounting to RMB500 million and will depreciate once available for use. As at 30 June 2015, the net carrying amount of the machinery under finance lease is RMB500 million. By the end of the lease term, the ownership of the machinery shall be transferred to Guizhou Huajin at consideration of RMB100.

*	The English name represents the best effort by the management of the Group in translating its Chinese name as it does not have an official English name.

	Intangible assets

			Mineral	Computer		Property,
		Mining	exploration	software		plant and
	Goodwill	rights	rights	and others	Total	equipment

Net book amounts as at 1 January 2014	2,344,953	6,924,801	1,317,163	265,480	10,852,397	100,605,972
Additions	-	5,364	7,516	433	13,313	4,104,475
Transfer from property, plant and equipment
to intangible assets	-	-	-	18,574	18,574	(18,574)
Disposals	-	-	-	(902)	(902)	(1,390,070)
Assets of a disposal group classified
as held for sale	-	-	-	-	-	(184,016)
Amortisation and depreciation	-	(129,550)	-	(17,191)	(146,741)	(3,457,297)
Impairment loss	-	-	-	-	-	(267,079)
Reclassification	-	105,829	(105,829)	-	-	-
Currency translation differences	113	1,058	1,208	-	2,379	128

Net book amounts as at 30 June 2014	2,345,066	6,907,502	1,220,058	266,394	10,739,020	99,393,539

As at 30 June 2015, the Group has pledged mining rights at a net book value amounting to RMB1,023 million (31 December 2014: RMB1,125 million) for bank and other borrowings as set out in note 11(f).

As at 30 June 2015, the Group has pledged property, plant and equipment at a net book value amounting to RMB9,743 million (31 December 2014: RMB9,249 million) for bank and other borrowings as set out in note 11(f).

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's cash generating units ("CGUs") and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	30 June 2015		31 December 2014 (Audited)

	Primary		Primary
Alumina	aluminium	Alumina		aluminium

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
PT.Nusapati Prima ("PTNP")	14,020	-	14,112	-

	203,439	2,141,526	203,531	2,141,526

As of 30 June 2015, the directors of the Company are of the view that goodwill impairment indicators were identified in Qinghai Branch CGU and Lanzhou Branch CGU, and goodwill impairment tests were performed for these two CGUs accordingly. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2014: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2014: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as at 30 June 2015 (31 December 2014: no impairment).

For the Lanzhou Branch, a one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 9% and 11%, respectively. A one percent increase or decrease in estimated growth rate, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 7% and 6%, respectively. A one percent increase or decrease in expected product price, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 6% and 6%, respectively.

For the Qinghai Branch, a one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 11% and 14%, respectively. A one percent increase or decrease in estimated growth rate, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 9% and 8%, respectively. A one percent increase or decrease in expected product price, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 11% and 11%, respectively.

7.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Movements in investments in joint ventures and associates are as follows:

	Joint ventures	Associates

As at 1 January 2015	2,525,747	4,840,968

Capital injection (Note (i)/(ii)/(iii))	10,200	53,000
Partial disposal of Jiaozuo Wanfang (Note (iv))	-	(856,955)
Share of profits for the period	60,332	123,353
Cash dividends declared (Note (ii))	-	(289,605)
Share of change in reserves	8,730	2,416
Other comprehensive income	-	4,658

As at 30 June 2015	2,605,009	3,877,835

As at 30 June 2015, the investment in Guizhou Yuneng Mining Co., Ltd.* (), an associate of the Group, amounting to RMB451 million (31 December 2014: RMB451 million) was pledged to obtain a long-term bank loan as set out in note 11(f).

Note:

(i)	Capital injection in a joint venture

In April 2015, Chalco Ningxia Energy Group Co, Ltd.* () ("Ningxia Energy"), a subsidiary of the Company, and Zhejiang Energy Group Co., Ltd.* () jointly established Ningxia Yinxing Power Co., Ltd.* () ("Yinxing Power"), in which Ningxia Energy holds 51% of equity interest and made cash contribution of RMB10.2 million.

(ii)	Cash dividends declared and capital injection in an associate

In April 2015, an associate of Ningxia Energy, Ningxia Ling Wu Power Co., Ltd.* () ("Lingwu Power") declared cash dividends of RMB290 million to Ningxia Energy, among which RMB44 million has been received by 30 June 2015. In April 2015, Ningxia Energy made additional capital injection of RMB45 million to Lingwu Power.

(iii)	Capital injection in an associate

In January 2015, Guangxi Investment Co., Ltd.* () ("Guangxi Investment"), a subsidary of the Group, made a cash contribution of capital amounting to RMB8 million to establish the Guangxi Huazhong Cement Co., Ltd.* () ("Guangxi Huazhong") with Fusheng Freight Co., Ltd.* () and Pinghai Industrial Trading Co., Ltd.* () ("Pinghai Trading"), in which Guangxi Investment holds 35% equity interest in Guangxi Huazhong.

(iv)	Partial disposal of Jiaozuo Wanfang

On 5 January 2015, the proposal regarding the transfer of 207,451,915 shares in Jiaozuo Wanfang (represents 17.246% of all of the shares of Jiaozuo Wanfang) held by the Group was approved at the 14th meeting of the fifth session of the board of directors of the Company. For the six months ended 30 June 2015, the Group disposed of 147,309,758 shares of Jiaozuo Wanfang in total through both share transfer agreement and stock exchange system, representing 12.2461% of the total ordinary shares of Jiaozuo Wanfang. As of 30 June 2015, the Group held 4.9999% of equity interest in Jiaozuo Wanfang.

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

8.	TRADE AND NOTES RECEIVABLES

	30 June	31 December
	2015	2014
		(Audited)

Trade receivables	4,772,672	3,699,603
Less: provision for impairment of receivables	(736,115)	(719,992)

	4,036,557	2,979,611

Notes receivable	2,702,776	2,332,964

	6,739,333	5,312,575

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advances payments or documents against payments. The sales to certain subsidiaries of Chinalco are receivable on demand. Credit terms are extended for qualifying long-term customers that have met specific credit requirements. As at 30 June 2015, the ageing analysis of trade and notes receivables is as follows:

	30 June	31 December
	2015	2014
		(Audited)

Within 1 year	5,989,810	4,886,034
Between 1 and 2 years	593,488	198,425
Between 2 and 3 years	96,787	120,418
Over 3 years	795,363	827,690

	7,475,448	6,032,567

Less: provision for impairment of receivables	(736,115)	(719,992)

	6,739,333	5,312,575

As at 30 June 2015, the Group has pledged trade and notes receivables at a carrying amount of RMB340 million (31 December 2014: RMB368 million) for bank and other borrowings as set out in note 11(f).

9.	ASSETS AND LIABILITIES OF A DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Part of assets and liabilities of the Company's wholly-owned subsidiary, Chalco Shandong Co., Ltd.* () ("Chalco Shandong"), have been presented as held for sale following the asset exchange agreement signed on 25 June 2015 to exchange certain assets and liabilities with Shandong Aluminum Corporation* () ("Shandong Aluminum"), a subsidiary of Chinalco. The Company expects the assets transfer will be completed by the end of 2015. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the assets and liabilities of Chalco Shandong to be exchanged under the assets exchange agreement are classified as assets and liabilities of a disposal group held for sale, respectively.

The major classes of assets and liabilities of Chalco Shandong classified as held for sale as at 30 June 2015 are as follows:

Carrying
amount after
classification
as held for sale

Property, plant and equipment	68,952
Other assets	122,238

Assets of a disposal group classified as held for sale	191,190

Trade payables	12,527
Other liabilities	643

Liabilities of a disposal group classified as held for sale	13,170

Net carrying amount of a disposal group	178,020

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

10.	SHARE CAPITAL

	30 June	31 December
	2015	2014
		(Audited)

A shares	10,959,832	9,580,522
H shares	3,943,966	3,943,966

	14,903,798	13,524,488

The Company completed the non-public issuance of 1,379,310,344 A shares on 15 June 2015 pursuant to the specific mandate as approved at the annual general meeting of the Company on 27 June 2014. Upon completion of the non-public issuance, the total number of shares of the Company increased from 13,524,487,892 shares to 14,903,798,236 shares. According to the "Capital Verification Report of Ernst & Young Hua Ming (2015) Yan Zi No. 60968352-A02" (the "Capital Verification Report") issued by Ernst & Young Hua Ming LLP on the receipt of proceeds raised under the non-public issuance of the Company, as of 21 May 2015, a total proceeds of RMB7,999,999,995.20 and a net proceeds of RMB7,897,472,064.17 after deducting all relevant expenses in respect of this non-public issuance of RMB102,527,931.03 was transferred to the designated account of the Company.

The Company had completed relevant procedures on registration and custody for the non-public issuance at Shanghai Branch of China Securities Depository and Clearing Corporation Limited on 15 June 2015. As a result of the non-public issuance, the Company's share capital increased by RMB1,379 million, and the share premium increased by RMB6,518 million.

11.	INTEREST-BEARING LOANS AND BORROWINGS

	30 June	31 December
	2015	2014
		(Audited)

Long-term loans and borrowings
Finance lease payable (note 12)	3,996,110	1,429,446

Bank and other loans (Note (a))
- Secured (Note (f))	15,196,730	15,301,820
- Guaranteed (Note (e))	1,939,959	1,652,737
- Unsecured	16,324,007	14,991,787

	33,460,696	31,946,344

Medium-term notes and bonds and long-term bonds (Note (b))
- Guaranteed (Note (e))	1,995,045	1,993,821
- Unsecured	26,212,114	20,237,772

	28,207,159	22,231,593

Total long-term loans and borrowings	65,663,965	55,607,383

Current portion of finance lease payable (note 12)	(979,876)	(269,548)

Current portion of medium-term notes and bonds	(1,999,605)	(3,995,762)

Current portion of long-term bank and other loans	(3,735,289)	(6,572,862)

Non-current portion of long-term loans and borrowings	58,949,195	44,769,211

Short-term loans and borrowings
Bank and other loans (Note (c))
- Secured (Note (f))	2,944,270	2,653,200
- Guaranteed (Note (e))	1,116,290	1,247,159
- Unsecured	30,714,055	36,892,330

	34,774,615	40,792,689

Short-term bonds, unsecured (Note (d))	14,407,814	23,536,390

Total short-term loans and borrowings	49,182,429	64,329,079

Current portion of finance lease payable (note 12)	979,876	269,548

Current portion of medium-term notes and bonds	1,999,605	3,995,762

Current portion of long-term bank and other loans	3,735,289	6,572,862

Total short-term loans and borrowings and current portion of
long-term loans and borrowings	55,897,199	75,167,251

Note:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans is set out below:

	Loans from banks and
	other financial institutions		Other loans

	30 June	31 December	30 June	31 December
	2015	2014	2015	2014
		(Audited)		(Audited)

Within 1 year	3,717,793	6,558,565	17,496	14,297
Between 1 and 2 years	6,309,961	3,316,593	5,959	14,467
Between 2 and 5 years	13,388,185	11,770,086	9,877	14,018
Over 5 years	9,998,690	10,244,278	12,735	14,040

	33,414,629	31,889,522	46,067	56,822

(ii)

Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rates of long-term bank and other loans for the six months ended 30 June 2015 was 5.48% (for the six months ended 30 June 2014: 5.73%).

(b)	Medium-term notes and bonds and long-term bonds

As at 30 June 2015, outstanding medium-term notes and bonds and long-term bonds are summarised as follows:

	Face value/	Effective	30 June	31 December
	Maturity year	interest rate	2015	2014
				(Audited)

2007 long-term bonds	2,000,000/2017	4.64%	1,995,045	1,993,821
2010 medium-term notes (Note)	1,000,000/2015	4.34%	999,912	998,249
2010 medium-term notes (Note)	1,000,000/2015	4.20%	999,693	998,040
2011 medium-term notes	5,000,000/2016	6.03%	4,899,705	4,896,842
2015 medium-term notes	3,000,000/2018	5.20%	2,976,985	-
2012 Ningxia Energy medium-term bonds	400,000/2017	6.06%	400,000	400,000
2012 medium-term bonds	2,000,000/2015	5.13%	-	1,999,473
2012 medium-term bonds	3,000,000/2017	5.77%	2,990,977	2,989,167
2013 medium-term bonds	3,000,000/2018	5.99%	2,984,440	2,981,609
2013 medium-term bonds	2,000,000/2016	6.07%	1,996,279	1,994,753
2014 medium-term bonds	3,000,000/2017	7.35%	2,985,731	2,979,639
2015 meduim-term bonds	3,000,000/2018	6.11%	2,992,202	-
2015 meduim-term bonds	2,000,000/2018	6.08%	1,986,190	-

			28,207,159	22,231,593

	Note:	The maturity of these medium-term notes and bonds is within one year.

Medium-term notes and bonds and long-term bonds were issued for capital expenditure, operating cash flows and re-financing of bank loans purpose.

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by other state-owned enterprises to the Group.

The weighted average annual interest rate of short-term bank and other loans for the six months ended 30 June 2015 was 5.39% (for the six months ended 30 June 2014: 5.55%).

(d)	Short-term bonds

As at 30 June 2015, outstanding short-term bonds are summarised as follows:

	Face value/	Effective	30 June	31 December
	Maturity year	interest rate	2015	2014
				(Audited)

2014 short-term bonds	2,000,000/2015	6.45%	-	2,092,959
2014 short-term bonds	3,000,000/2015	5.40%	3,126,247	3,049,586
2014 short-term bonds	3,000,000/2015	5.85%	-	3,115,170
2014 short-term bonds	3,000,000/2015	5.94%	-	3,116,780
2014 short-term bonds	3,000,000/2015	5.80%	-	3,102,335
2014 short-term bonds	3,000,000/2015	4.99%	3,099,971	3,028,864
2014 short-term bonds	3,000,000/2015	4.75%	3,082,126	3,022,213
2014 short-term bonds	3,000,000/2015	5.00%	-	3,008,483
2015 short-term bonds	3,000,000/2015	5.50%	3,068,704	-
2015 short-term bonds	2,000,000/2015	5.48%	2,030,766	-

			14,407,814	23,536,390

All the above short-term bonds were issued for working capital and repayment of bank loans and borrowings.

(e)	Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

	30 June	31 December
Guarantor	2015	2014
		(Audited)

Long-term bonds
Bank of Communications* ()	1,995,045	1,993,821

Long-term bank and other loans
Lanzhou Aluminum Factory* () (Note (i))	12,000	16,000
Ningxia Yinxing Energy Co., Ltd. * () (Note (ii))	132,000	136,000
The Company	208,703	-
Hangzhou Jinjiang Group Co., Ltd.* () (Note (iii))	139,136	-
Ningxia Energy (Note (ii))	225,400	277,400
Agricultural Bank of China Limited, Head office Banking Department*
()	1,222,720	1,223,337

	1,939,959	1,652,737

Short-term bank and other loans
The Company	586,906	587,424
Ningxia Energy (Note (ii))	80,000	140,000
Guizhou Aluminium Co, Ltd.* () (Note (i))	52,000	122,000
Chalco Aluminum International Trading Co., Ltd.* ()
(Note (ii))	397,384	397,735

	1,116,290	1,247,159

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Note:	(i)	The guarantor is a subsidiary of Chinalco.

	(ii)	The guarantor is a subsidiary of the Group.

	(iii)	The guarantor is a non-controlling shareholder of a subsidiary of the Group.

(f)	Security for long-term and short-term bank and other loans

The Group has pledged various assets as collateral against certain secured loans. As at 30 June 2015, a summary of these pledged assets is as follows:

	30 June	31 December
	2015	2014
		(Audited)

Property, plant and equipment (note 6)	9,742,761	9,249,127
Land use rights	291,860	409,181
Mining rights (note 6)	1,023,093	1,124,726
Inventories	50,000	50,000
Investment in an associate (note 7)	450,611	450,611
Notes receivable (note 8)	57,300	98,000
Trade receivables (note 8)	282,694	270,084

	11,898,319	11,651,729

As at 30 June 2015, in addition to the loans and borrowings which were pledged by the above assets, current portion of long-term loans and borrowings amounting to RMB510 million (31 December 2014: RMB874 million) and non-current portion of long-term loans and borrowings amounting to RMB5,394 million (31 December 2014: RMB11,572 million) were secured by the contractual right to charge users for electricity generated in the future.

Besides, a short-term loan amounting to RMB55 million (31 December 2014: 55 million) was secured by trade receivables in the Group which had been offset in consolidation. In addition, as at 30 June 2015, current portion of long-term loans and borrowings amounting to RMB10 million (31 December 2014: 10 million) and non-current portion of long-term loans and borrowings amounting to RMB1,672 million (31 December 2014: 1,677 million) were secured by the investment in a 70.82% owned subsidiary of the Company, Ningxia Energy.

12.	FINANCE LEASE PAYABLE

As disclosed in note 6, the Group leased back certain machineries under finance lease with the lease term of three to five years.

At 30 June 2015, the total future minimum lease payments under finance lease and their present value are as follows:

			Present value of
	Minimum lease payments		minimum lease payments

		31 December		31 December
	30 June 2015	2014	30 June 2015	2014
		(Audited)		(Audited)

Amounts payable:
Within one year	1,059,415	318,103	979,876	269,548
In the second year	1,097,434	444,022	983,061	390,768
In the third to fifth years, inclusive	2,464,387	910,926	2,033,173	769,130

Total minimum finance lease payment	4,621,236	1,673,051	3,996,110	1,429,446

Future finance charges	(625,126)	(243,605)

Total net finance lease payables (note 11)	3,996,110	1,429,446

Portion classified as current liabilities (note 11)	(979,876)	(269,548)

Non-current portion	3,016,234	1,159,898

13.	TRADE AND NOTES PAYABLES

	30 June	31 December
	2015	2014
		(Audited)

Trade payables	11,551,004	10,514,248
Notes payable	5,281,357	5,234,103

	16,832,361	15,748,351

As at 30 June 2015, the ageing analysis of trade and notes payables is as follows:

	30 June	31 December
	2015	2014
		(Audited)

Within 1 year	16,085,684	15,213,106
Between 1 and 2 years	440,737	293,750
Between 2 and 3 years	73,953	62,865
Over 3 years	231,987	178,630

	16,832,361	15,748,351

The trade and notes payables are non-interest-bearing and are normally settled within one year. The trade payables over one year are mainly outstanding purchase payment.

14.	SELLING AND DISTRIBUTION EXPENSES

An analysis of selling and distribution expenses is as follows:

	For the six months
	ended 30 June

	2015	2014

Transportation and loading expenses	596,765	506,868
Packaging expenses	130,203	119,393
Port expenses	43,222	25,469
Employee benefit expenses	28,907	32,326
Warehouse and other storage fees	25,246	17,606
Marketing and advertising expenses	2,885	6,975
Depreciation of non-production property, plant and equipment	12,892	15,438
Others	45,705	90,576

	885,825	814,651

15.	GENERAL AND ADMINISTRATIVE EXPENSES

An analysis of general and administrative expenses is as follows:

	For the six months
	ended 30 June

	2015	2014

Employee benefit expenses	456,595	509,777
Taxes other than current income tax expense (Note)	290,330	241,306
Depreciation of non-production property, plant and equipment	90,502	83,646
Amortisation of land use rights and leasehold land	47,852	38,238
Operating lease rental expenses	52,885	55,809
Travelling and entertainment	34,476	35,834
Utilities and office supplies	13,454	14,536
Pollutants discharge fees	7,395	12,016
Repairs and maintenance expenses	13,775	13,743
Insurance expenses	9,801	19,895
Legal and other professional fees	6,022	30,551
Others	196,105	283,067

	1,219,192	1,338,418

Note:	Taxes other than income tax expense mainly comprise land use tax, property tax, stamp duty, business tax, urban maintenance and construction tax and educational surcharges.

16.	GOVERNMENT GRANTS AND OTHER GAINS, NET

(a)	Government grants

For the six months ended 30 June 2015, government grants amounting to RMB666 million (for the six months ended 30 June 2014: RMB276 million) were recognised as income for the period necessary to compensate the costs and the Group's development, etc. There are no unfulfilled conditions or contingencies attached to the grants.

(b)	Other gains, net

	For the six months
	ended 30 June

	2015	2014

Gain on partial disposal of investments in
an associate (note 7(iv))	767,828	-
Realised gain on futures, forward and option
contracts, net (Note)	191,676	54,294
Unrealised (loss)/gain on futures, forward and option contracts, net (Note)	(236,661)	26,995
Gain on disposal of property, plant and equipment, net	21,126	13,134
Gain on short term investments	35,772	10,919
Others	125,164	107,128

	904,905	212,470

Note:	None of these futures, forward and option contracts are designated for hedge accounting.

17.	FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	For the six months
	ended 30 June

	2015	2014

Finance income	(389,628)	(529,203)

Interest expense	3,244,274	3,434,766
Less: interest expense capitalised in property, plant and
equipment	(225,769)	(289,503)

Interest expense, net of capitalised interests	3,018,505	3,145,263
Amortisation of future finance charges	76,155	52,885
Exchange loss, net	34,437	17,647

Finance costs	3,129,097	3,215,795

Finance costs, net	2,739,469	2,686,592

Capitalisation rates during the period	2.80% to 7.10%	4.39% to 7.17%

18.	INCOME TAX BENEFIT/(EXPENSE)

	For the six months
	ended 30 June

	2015	2014

Current income tax expense
- PRC enterprise income tax	(163,093)	(113,478)
Deferred income tax benefit/(expense)	199,579	(337,614)

	36,486	(451,092)

19.	EARNINGS/(LOSSES) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a)	Basic

Basic earning/(loss) per share is calculated by dividing the profit/(loss) attributable to owners of the parent by the weighted average number of shares in issue during the period.

	For the six months
	ended 30 June

	2015	2014

Profit/(loss) attributable to owners of the parent (RMB)	27,577,000	(4,123,432,000)

Weighted average number of ordinary shares in issue	13,639,430,421	13,524,487,892

Basic earning/(loss) per share (RMB)	0.002	(0.30)

(b)	Diluted

Diluted earning/(loss) per share for the six months ended 30 June 2015 and 2014 were the same as the basic earning/(loss) per share as there was no potential dilutive share.

20.	DIVIDENDS

The board of directors of the Company did not recommend the distribution interim dividend for the six months ended 30 June 2015 (for the six months ended 30 June 2014: nil).

21.	NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

		For the six months
		ended 30 June

	Notes	2015	2014

Cash flows generated from operating activities

Profit/(loss) before income tax:		168,617	(3,794,696)
Adjustments for:
Share of profits of joint ventures	7	(60,332)	(77,676)
Share of profits of associates	7	(123,353)	(258,432)
Depreciation of property, plant and equipment	6	3,419,401	3,457,297
Gain on disposal of property,
plant and equipment	16(b)	(21,126)	(13,134)
Impairment loss of property, plant and equipment	6	-	267,079
Amortisation of intangible assets	6	117,486	146,741
Amortisation of land use rights and
leasehold land		47,852	38,238
Amortisation of prepaid expenses		27,725	30,729
Realised and unrealised losses/(gains) on futures,
option and forward contracts		44,985	(81,289)
Gain on partial disposal of investments in
an associate		(767,828)	-
Amortisation of government grants
related to assets		(59,845)	(38,431)
Interest income		(154,145)	(313,253)
Interest expense	17	3,129,097	3,215,795
Gain on financial products		(35,772)	(10,919)
Changes in special reserves		36,213	96,908
Others		-	(29,467)

		5,768,975	2,635,490

Changes in working capital:
(Increase)/decrease in inventories		(1,075,782)	1,060,054
Increase in trade and notes receivables		(1,218,251)	(822,521)
(Increase)/decrease in other current assets		(774,140)	142,328
Increase in restricted cash		(367,478)	(166,475)
Increase in other non-current assets		(374,351)	(36,270)
Increase in trade and notes payables		1,086,565	1,252,834
(Decrease)/Increase in other payables and
accrued expenses		(64,343)	744,615
(Decrease)/Increase in other non-current liabilities		(11,515)	4,829

Cash generated from operations		2,969,680	4,814,884

PRC enterprise income tax paid		(161,968)	(113,478)

Net cash flows generated from operating activities		2,807,712	4,701,406

22.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	30 June	31 December
	2015	2014
		(Audited)

Contracted, but not provided for	12,614,798	12,624,047
Authorised, but not contracted for	34,930,762	34,358,304

	47,545,560	46,982,351

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at 30 June 2015 pursuant to non-cancellable lease agreements entered into by the Group are summarised as follows:

	30 June	31 December
	2015	2014
		(Audited)

Within one year	555,449	556,727
In the second to fifth years, inclusive	2,147,604	2,310,421
After five years	14,834,659	16,276,818

	17,537,712	19,143,966

(c)	Other capital commitments

As at 30 June 2015, the Group is committed to make capital contributions to its joint ventures, associates and others as follows:

	30 June	31 December
	2015	2014
		(Audited)

Joint ventures	472,600	74,800
Associates	1,137,125	1,102,250
Others (Note)	616,580	-

	2,226,305	1,177,050

Note:

The Company proposed to make a capital contribution of RMB616.58 million, based on the appraisal value of China Aluminum Mineral Resources Co., Ltd. ("Chinalco Resources") on 31 December 2014. Upon completion of the capital increase, the Company will hold 15% of equity interests in Chinalco Resources. As of 30 June 2015, the Company has not made its capital contribution.

23.	SIGNIFICANT RELATED PARTY TRANSACTIONS

Other than the related party information and transactions disclosed elsewhere in the interim condensed consolidated financial statements, the following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(a)	Significant related party transactions

	For the six months
	ended 30 June

	2015	2014

Sales of goods and services rendered:

Sales of materials and finished goods to:
Chinalco and its subsidiaries	3,749,704	3,474,875
Associates of Chinalco	74,824	96,375
Joint ventures	44,228	147,763
Associates	918,869	1,029,128

	4,787,625	4,748,141

Provision of utility services to:
Chinalco and its subsidiaries	160,135	220,900
Associates of Chinalco	7,305	5,396
Joint ventures	-	189
Associates	263	209

	167,703	226,694

Purchases of goods and services:

Purchase of engineering, construction and supervisory
services from:
Chinalco and its subsidiaries	668,926	508,186

Purchases of key and auxiliary materials, equipment
and finished goods from:
Chinalco and its subsidiaries	715,757	1,691,749
Associates of Chinalco	126,461	287,362
Joint ventures	742,407	621,566
Associates	394,959	496,840

	1,979,584	3,097,517

Provision of social services and logistics services by:
Chinalco and its subsidiaries	160,393	140,648

Provision of utility services by:
Chinalco and its subsidiaries	247,958	142,501

Provision of products processing service by:
Chinalco and its subsidiaries	30,889	38,251

Rents for land use rights and buildings charged by:
Chinalco and its subsidiaries	287,926	278,395

Other significant related party transaction:

Borrowings from a subsidiary of Chinalco	1,079,000	529,000

Interest expenses on borrowings
from a subsidiary of Chinalco	34,389	21,079

Entrusted loans and other borrowings to:
Joint ventures	40,000	340,000

Interest income on entrusted loans and
other borrowings to:
Chinalco and its subsidiaries	-	2,027
Joint ventures	6,871	34,545
Associate	-	88

	6,871	36,660

Other transactions with related parties

As at 30 June 2015, the financial guarantee provided by the Group to joint ventures and an associate is RMB374 million (31 December 2014: RMB369 million).

As at 30 June 2015, the financial guarantee provided by some subsidiaries of Chinalco for certain bank loans of the Group is RMB64 million (31 December 2014: RMB138 million) as further detailed in note 11(e).

For the six months ended 30 June 2015, the discounted notes receivables to a subsidiary of Chinalco was RMB22 million (for the six months ended 30 June 2014: RMB101 million).

For the six months ended 30 June 2015, the investment income from the unpaid disposal proceeds from Chinalco and its subsidiaries was RMB108 million (for the six months ended 30 June 2014: RMB327 million).

For the six months ended 30 June 2015, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constitute a large portion of purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and loans and borrowings as at 30 June 2015 and the relevant interest earned or paid during the period are transacted with banks and other financial institutions which are controlled by the PRC government.

Significant commitments with related parties

As at 30 June 2015, one subsidiary of the Group, Baotou Aluminum Company Ltd.( )("Baotou Aluminum"), entered into asset transfer agreement with one subsidiary of Chinalco, Baotou Aluminum (Group) Ltd.( ) ("Baotou Group"). According to the agreement, Baotou Aluminum will acquire the relevant assets and liabilities of the high-purity aluminum plant and the light metal material plant with consideration of RMB35 million from Baotou Group. The Group expects the transaction to be completed by 31 December 2015.

As disclosed in note 9, as at 30 June 2015, one subsidiary of the Group, Chalco Shandong entered into asset swap agreement with one subsidiary of Chinalco, Shandong Aluminum. According to the agreement, Chalco Shandong will swap the certain assets and liabilities with the Bayer Process alumina production line from Shandong Aluminum. The Group expects the transaction to be completed by 31 December 2015.

Save as the above commitments to subsidiaries of Chinalco and those disclosed in note 22(b) and 22(c), the Group had no other significant related party commitments.

(b)	Key management personnel compensation

	For the six months
	ended 30 June

	2015	2014

Fees	273	350
Basic salaries, housing fund, other allowances
and benefits in kind	1,107	1,608
Pension costs-defined contribution schemes (Note)	104	163

	1,484	2,121

Note:	The Group provided pension to key management personnel in accordance with the regulation of the Beijing Social Security Bureau.

24.	CONTINGENT LIABILITIES

As at 30 June 2015, the Group had no significant contingent liabilities.

25.	EVENTS AFTER THE REPORTING PERIOD

In addition to the subsequent events disclosed elsewhere in the interim financial statements, the significant subsequent events are as follows:

On 20 July 2015, the Company completed an issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit which will be matured in April 2016 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 3.75%.

25.	EVENTS AFTER THE REPORTING PERIOD (CONTINUED)

On 27 July 2015, the Company completed an issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit which will be matured in July 2016 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 3.65%.

On 3 August 2015, the Company announced that the capital increase agreement was entered into among the Company, China Rare Earth Co., Ltd. ("China Rare Earth"), Chinalco, Jiaozuo Wanfang, China-Belgium Direct Equity Investment Fund and Haitong Kaiyuan Investment Co., Ltd. on 31 July 2015, pursuant to which, the Company made a capital contribution of RMB400 million in cash to China Rare Earth and obtained approximately 13.00% of equity interests in China Rare Earth.

On 25 August 2015, the Company completed an issuance of medium-term notes with a total face value of RMB1.5 billion at par value of RMB100.00 per unit which will be matured in August 2018 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these notes is 4.68%.

26.	COMPARATIVE AMOUNTS

Certain comparative amounts of the interim financial statements have been reclassified to conform with the current period's presentation.

27.	APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements were approved and authorised for issue by the board of directors on 27 August 2015.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
27 August 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Ma Sihang, Frederick, Ms. Chen Lijie and Mr. Hu Shihai (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary